Exhibit 99.2

Chunghwa Telecom Co., Ltd. and Subsidiaries

Consolidated Financial Statements for the

Six Months Ended June 30, 2021 and 2020 and

Independent Auditors’ Review Report

INDEPENDENT AUDITORS’ REVIEW REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

Introduction

We have reviewed the accompanying consolidated balance sheets of Chunghwa Telecom Co., Ltd. and its subsidiaries (the “Company”) as of June 30, 2021 and 2020, the related consolidated statements of comprehensive income for the three months ended June 30, 2021 and 2020 and for the six months ended June 30, 2021 and 2020, the consolidated statements of changes in equity and cash flows for the six months then ended, and related notes to the consolidated financial statements, including a summary of significant accounting policies (collectively referred to as the “consolidated financial statements”). Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers, and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China. Our responsibility is to express a conclusion on the consolidated financial statements based on our reviews.

Scope of Review

We conducted our reviews in accordance with Statement of Auditing Standards No. 65 “Review of Financial Information Performed by the Independent Auditor of the Entity”. A review of consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that caused us to believe that the accompanying consolidated financial statements do not present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 2021 and 2020, its consolidated financial performance for the three months ended June 30, 2021 and 2020, and its consolidated financial performance and its consolidated cash flows for the six months ended June 30, 2021 and 2020 in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers, and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China.

The engagement partners on the reviews resulting in this independent auditors’ review report are Dien Sheng Chang and Cheng Hung Kuo.

/s/ Dien Sheng Chang	/s/ Cheng Hung Kuo
Deloitte & Touche
Taipei, Taiwan
Republic of China

August 5, 2021

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, financial performance and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally applied in the Republic of China.

For the convenience of readers, the independent auditors’ review report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language independent auditors’ review report and consolidated financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	June 30, 2021 (Reviewed)		December 31, 2020 (Audited)		June 30, 2020 (Reviewed)
ASSETS	Amount	%	Amount	%	Amount	%
CURRENT ASSETS
Cash and cash equivalents (Note 6)	$32,139,010	6	$30,419,655	6	$19,150,169	4
Financial assets at fair value through profit or loss (Note 7)	2,326	—	9,897	—	8,490	—
Hedging financial assets (Note 20)	—	—	1,752	—	2,358	—
Contract assets (Note 30)	5,354,120	1	5,331,246	1	4,518,827	1
Trade notes and accounts receivable, net (Notes 9 and 30)	21,952,194	4	22,621,902	5	26,710,646	5
Receivables from related parties (Note 38)	43,943	—	230,696	—	24,575	—
Inventories (Notes 10 and 39)	11,520,609	2	12,408,903	3	18,139,775	4
Prepayments (Note 11)	5,464,420	1	2,306,246	—	4,876,590	1
Other current monetary assets (Notes 12 and 35)	18,888,589	4	6,123,665	1	6,665,163	1
Other current assets (Notes 19 and 39)	3,503,214	1	2,349,097	—	2,088,318	—

Total current assets	98,868,425	19	81,803,059	16	82,184,911	16

NONCURRENT ASSETS
Financial assets at fair value through profit or loss (Note 7)	903,625	—	677,202	—	709,137	—
Financial assets at fair value through other comprehensive income (Notes 8 and 35)	3,635,963	1	7,193,174	2	6,899,935	1
Investments accounted for using equity method (Note 14)	7,269,489	1	6,893,001	1	7,248,984	1
Contract assets (Note 30)	2,382,592	—	2,495,302	—	2,456,073	—
Property, plant and equipment (Notes 15, 35, 38 and 39)	282,692,466	55	281,415,943	56	279,607,696	55
Right-of-use assets (Note 16)	10,695,635	2	11,009,206	2	11,331,980	3
Investment properties (Note 17)	9,600,186	2	9,621,322	2	8,213,568	2
Intangible assets (Notes 18 and 35)	87,071,016	17	90,284,560	18	93,390,023	19
Deferred income tax assets (Note 3)	3,066,359	1	3,132,713	1	3,260,000	1
Incremental costs of obtaining contracts (Note 30)	944,972	—	999,593	—	955,755	—
Net defined benefit assets (Note 3)	3,753,935	1	3,372,555	1	2,253,023	—
Prepayments (Note 11)	1,993,835	—	2,213,521	—	2,495,825	1
Other noncurrent assets (Notes 19, 35, 39 and 40)	4,881,441	1	5,266,841	1	4,996,357	1

Total noncurrent assets	418,891,514	81	424,574,933	84	423,818,356	84

TOTAL	$517,759,939	100	$506,377,992	100	$506,003,267	100

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term loans (Note 21)	$60,000	—	$67,000	—	$60,000	—
Short-term bills payable (Note 22)	—	—	6,999,198	1	15,989,896	3
Financial liabilities at fair value through profit or loss (Note 7)	967	—	143	—	—	—
Hedging financial liabilities (Note 20)	14,013	—	—	—	—	—
Contract liabilities (Notes 30 and 38)	13,578,360	3	13,436,706	3	18,190,895	4
Trade notes and accounts payable (Note 25)	12,943,927	3	15,590,814	3	12,478,030	3
Payables to related parties (Note 38)	344,203	—	645,944	—	377,082	—
Current tax liabilities (Note 3)	4,666,649	1	4,369,241	1	4,481,301	1
Lease liabilities (Notes 16, 35 and 38)	3,310,790	1	3,381,571	1	3,234,958	1
Dividends payable (Note 29)	33,403,565	6	—	—	32,782,969	7
Other payables (Notes 26 and 35)	21,424,715	4	23,987,962	5	20,643,141	4
Provisions (Note 27)	317,774	—	313,555	—	199,592	—
Current portion of long-term loans (Notes 23 and 39)	1,600,000	—	1,600,000	—	—	—
Other current liabilities	954,422	—	1,042,977	—	955,771	—

Total current liabilities	92,619,385	18	71,435,111	14	109,393,635	23

NONCURRENT LIABILITIES
Long-term loans (Notes 23 and 39)	—	—	—	—	1,600,000	—
Bonds payable (Note 24)	26,974,488	6	19,980,272	4	—	—
Contract liabilities (Note 30)	7,023,467	1	7,289,087	2	6,766,426	1
Deferred income tax liabilities (Note 3)	2,077,365	—	1,966,538	—	1,946,820	—
Provisions (Note 27)	131,922	—	100,616	—	101,240	—
Lease liabilities (Notes 16, 35 and 38)	6,025,595	1	6,215,096	1	6,381,335	1
Customers’ deposits (Note 38)	4,815,242	1	4,826,679	1	4,633,829	1
Net defined benefit liabilities (Note 3)	3,415,386	1	3,415,331	1	3,565,979	1
Other noncurrent liabilities	2,018,042	—	1,890,805	—	1,832,489	—

Total noncurrent liabilities	52,481,507	10	45,684,424	9	26,828,118	4

Total liabilities	145,100,892	28	117,119,535	23	136,221,753	27

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT (Notes 13 and 29)
Common stocks	77,574,465	15	77,574,465	15	77,574,465	15

Additional paid-in capital	171,276,947	33	171,261,379	34	171,274,191	34

Retained earnings
Legal reserve	77,574,465	15	77,574,465	15	77,574,465	15
Special reserve	2,675,419	1	2,675,419	1	2,675,419	1
Unappropriated earnings	32,362,223	6	47,918,166	10	30,416,491	6

Total retained earnings	112,612,107	22	128,168,050	26	110,666,375	22

Others	(241,105)	—	927,122	—	187,475	—

Total equity attributable to stockholders of the parent	361,222,414	70	377,931,016	75	359,702,506	71
NONCONTROLLING INTERESTS (Notes 13 and 29)	11,436,633	2	11,327,441	2	10,079,008	2

Total equity	372,659,047	72	389,258,457	77	369,781,514	73

TOTAL	$517,759,939	100	$506,377,992	100	$506,003,267	100

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	Three Months Ended June 30				Six Months Ended June 30
	2021		2020		2021		2020
	Amount	%	Amount	%	Amount	%	Amount	%
REVENUES (Notes 30, 38 and 44)	$49,601,135	100	$47,807,864	100	$99,702,130	100	$95,957,863	100
OPERATING COSTS (Notes 10, 28, 30, 31, 38 and 44)	31,058,232	63	29,801,214	62	62,951,147	63	60,192,014	63

GROSS PROFIT	18,542,903	37	18,006,650	38	36,750,983	37	35,765,849	37

OPERATING EXPENSES (Notes 9, 28, 31, 38 and 44)
Marketing	5,044,209	10	5,177,839	12	9,929,385	10	10,250,395	11
General and administrative	1,279,988	2	1,147,680	2	2,582,580	2	2,361,180	2
Research and development	892,844	2	961,020	2	1,768,245	2	1,897,196	2
Expected credit loss	43,326	—	97,841	—	86,895	—	103,978	—

Total operating expenses	7,260,367	14	7,384,380	16	14,367,105	14	14,612,749	15

OTHER INCOME AND EXPENSES (Note 31)	221	—	(11,154)	—	2,790	—	(11,834)	—

INCOME FROM OPERATIONS	11,282,757	23	10,611,116	22	22,386,668	23	21,141,266	22

NON-OPERATING INCOME AND EXPENSES
Interest income	28,474	—	32,789	—	46,354	—	72,175	—
Other income (Notes 31 and 38)	48,878	—	286,426	1	90,849	—	329,618	—
Other gains and losses (Notes 31, 37 and 38)	94,722	—	(66,940)	—	258,843	—	(22,951)	—
Interest expenses (Notes 16, 31 and 38)	(55,016)	—	(48,008)	—	(105,742)	—	(90,395)	—
Share of profits of associates and joint ventures accounted for using equity method (Note 14)	65,127	—	127,846	—	108,318	—	164,920	—

Total non-operating income and expenses	182,185	—	332,113	1	398,622	—	453,367	—

INCOME BEFORE INCOME TAX	11,464,942	23	10,943,229	23	22,785,290	23	21,594,633	22
INCOME TAX EXPENSE (Notes 3 and 32)	2,195,481	4	2,090,243	4	4,394,199	4	4,194,283	4

NET INCOME	9,269,461	19	8,852,986	19	18,391,091	19	17,400,350	18

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Unrealized gain or loss on investments in equity instruments at fair value through other comprehensive income (Notes 29 and 37)	(65,061)	—	955,207	2	(1,010,410)	(1)	(445,709)	—
Gain or loss on hedging instruments subject to basis adjustment (Note 20)	(12,149)	—	2,358	—	(15,765)	—	2,031	—
Share of remeasurements of defined benefit pension plans of associates and joint ventures (Note 14)	—	—	—	—	758	—	725	—

	(77,210)	—	957,565	2	(1,025,417)	(1)	(442,953)	—

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	Three Months Ended June 30				Six Months Ended June 30
	2021		2020		2021		2020
	Amount	%	Amount	%	Amount	%	Amount	%
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations	$(9,227)	—	$(67,533)	—	$(47,555)	—	$(79,309)	—
Share of exchange differences arising from the translation of the foreign operations of associates and joint ventures (Note 14)	(1,602)	—	(1,047)	—	(1,143)	—	(1,235)	—

	(10,829)	—	(68,580)	—	(48,698)	—	(80,544)	—

Total other comprehensive income (loss), net of income tax	(88,039)	—	888,985	2	(1,074,115)	(1)	(523,497)	—

TOTAL COMPREHENSIVE INCOME	$9,181,422	19	$9,741,971	21	$17,316,976	18	$16,876,853	18

NET INCOME ATTRIBUTABLE TO
Stockholders of the parent	$8,947,528	18	$8,574,040	18	$17,752,472	18	$16,857,374	18
Noncontrolling interests	321,933	1	278,946	1	638,619	1	542,976	—

	$9,269,461	19	$8,852,986	19	$18,391,091	19	$17,400,350	18

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent	$8,858,990	18	$9,470,213	20	$16,679,395	17	$16,357,026	17
Noncontrolling interests	322,432	1	271,758	1	637,581	1	519,827	1

	$9,181,422	19	$9,741,971	21	$17,316,976	18	$16,876,853	18

EARNINGS PER SHARE (Note 33)
Basic	$1.15		$1.11		$2.29		$2.17

Diluted	$1.15		$1.11		$2.29		$2.17

(Concluded)

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Equity Attributable to Stockholders of the Parent (Notes 13, 20 and 29)
						Others
							Unrealized Gain
						Exchange	or Loss on
						Differences	Financial Assets
						Arising from the	at Fair Value
		Additional Paid-in Capital	Retained Earnings			Translation of	Through Other	Gain or Loss		Noncontrolling
	Common Stocks		Legal Reserve	Special Reserve	Unappropriated Earnings	the Foreign	Comprehensive	on Hedging		Interests
						Operations	Income	Instruments	Total	(Notes 13 and 29)	Total Equity
BALANCE, JANUARY 1, 2020	$77,574,465	$171,255,985	$77,574,465	$2,675,419	$46,341,361	$(148,377)	$836,598	$327	$376,110,243	$10,283,522	$386,393,765
Appropriation of 2019 earnings
Cash dividends declared by Chunghwa	—	—	—	—	(32,782,969)	—	—	—	(32,782,969)	—	(32,782,969)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	(775,420)	(775,420)
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	(5,680)	—	—	—	—	—	—	(5,680)	47	(5,633)
Change in additional paid-in capital for not proportionately participating in the capital increase of subsidiaries	—	(103)	—	—	—	—	—	—	(103)	103	—
Net income for the six months ended June 30, 2020	—	—	—	—	16,857,374	—	—	—	16,857,374	542,976	17,400,350
Other comprehensive income (loss) for the six months ended June 30, 2020	—	—	—	—	725	(72,813)	(430,291)	2,031	(500,348)	(23,149)	(523,497)

Total comprehensive income (loss) for the six months ended June 30, 2020	—	—	—	—	16,858,099	(72,813)	(430,291)	2,031	16,357,026	519,827	16,876,853

Share-based payment transactions of subsidiaries	—	23,989	—	—	—	—	—	—	23,989	50,929	74,918

BALANCE, JUNE 30, 2020	$77,574,465	$171,274,191	$77,574,465	$2,675,419	$30,416,491	$(221,190)	$406,307	$2,358	$359,702,506	$10,079,008	$369,781,514

BALANCE, JANUARY 1, 2021	$77,574,465	$171,261,379	$77,574,465	$2,675,419	$47,918,166	$(314,531)	$1,239,901	$1,752	$377,931,016	$11,327,441	$389,258,457
Appropriation of 2020 earnings
Cash dividends recognized by Chunghwa	—	—	—	—	(33,403,565)	—	—	—	(33,403,565)	—	(33,403,565)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	(574,732)	(574,732)
Net income for the six months ended June 30, 2021	—	—	—	—	17,752,472	—	—	—	17,752,472	638,619	18,391,091
Other comprehensive income (loss) for the six months ended June 30, 2021	—	—	—	—	758	(50,544)	(1,007,526)	(15,765)	(1,073,077)	(1,038)	(1,074,115)

Total comprehensive income (loss) for the six months ended June 30, 2021	—	—	—	—	17,753,230	(50,544)	(1,007,526)	(15,765)	16,679,395	637,581	17,316,976

Disposal of investments in equity instruments at fair value through other comprehensive income	—	—	—	—	94,392	—	(94,392)	—	—	—	—
Share-based payment transactions of subsidiaries	—	15,568	—	—	—	—	—	—	15,568	46,343	61,911

BALANCE, JUNE 30, 2021	$77,574,465	$171,276,947	$77,574,465	$2,675,419	$32,362,223	$(365,075)	$137,983	$(14,013)	$361,222,414	$11,436,633	$372,659,047

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Six Months Ended June 30
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$22,785,290	$21,594,633
Adjustments for:
Depreciation	15,760,497	15,449,012
Amortization	3,282,838	2,123,708
Amortization of incremental costs of obtaining contracts	395,410	390,281
Expected credit loss	86,895	103,978
Interest expenses	105,742	90,395
Interest income	(46,354)	(72,175)
Dividend income	—	(236,296)
Compensation cost of share-based payment transactions	9,243	3,291
Share of profits of associates and joint ventures accounted for using equity method	(108,318)	(164,920)
Loss (gain) on disposal of property, plant and equipment	(2,790)	11,834
Loss (gain) on disposal of financial instruments	(300)	1,788
Provision for impairment loss and obsolescence of inventory	32,483	195,690
Valuation loss (gain) on financial assets and liabilities at fair value through profit or loss, net	(223,869)	68,170
Others	(89,958)	(52,142)
Changes in operating assets and liabilities
Decrease (increase) in:
Contract assets	90,096	67,414
Trade notes and accounts receivable	644,154	(343,907)
Receivables from related parties	186,753	(7,741)
Inventories	855,811	(991,189)
Prepayments	(2,938,488)	(2,793,263)
Other current monetary assets	(985,870)	116,838
Other current assets	(1,154,117)	341,346
Incremental cost of obtaining contracts	(340,789)	(403,384)
Increase (decrease) in:
Contract liabilities	(123,966)	1,276,006
Trade notes and accounts payable	(2,647,149)	(2,832,771)
Payables to related parties	(301,741)	(276,901)
Other payables	(3,200,854)	(3,302,263)
Provisions	35,525	(3,492)
Other current liabilities	(66,241)	(17,632)
Net defined benefit plans	(381,325)	(64,326)

Cash generated from operations	31,658,608	30,271,982
Interest paid	(44,577)	(100,499)
Income tax paid	(3,919,610)	(3,700,530)

Net cash provided by operating activities	27,694,421	26,470,953

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Six Months Ended June 30
	2021	2020
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of financial assets at fair value through other comprehensive income	$(88,767)	$(77,360)
Proceeds from disposal of financial assets at fair value through other comprehensive income	2,905,889	—
Acquisition of financial assets at fair value through profit or loss	(11,868)	(38,944)
Proceeds from disposal of financial assets at fair value through profit or loss	18,009	29,741
Acquisition of time deposits and negotiable certificates of deposit with maturities of more than three months	(15,131,187)	(2,693,369)
Proceeds from disposal of time deposits and negotiable certificates of deposit with maturities of more than three months	3,027,153	3,800,695
Proceeds from disposal of repurchase agreements collateralized by bonds with maturities of more than three months	—	15,335
Acquisition of investments accounted for using equity method	(329,520)	—
Acquisition of property, plant and equipment	(14,995,723)	(9,243,623)
Proceeds from disposal of property, plant and equipment	17,486	24,749
Acquisition of intangible assets	(68,563)	(47,467,328)
Acquisition of investment properties	—	(54,435)
Decrease in other noncurrent assets	313,393	42,453
Interest received	38,793	78,215
Dividends received	102,757	38,395

Net cash used in investing activities	(24,202,148)	(55,545,476)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	173,000	70,000
Repayments of short-term loans	(180,000)	(100,000)
Proceeds from short-term bills payable	5,000,000	29,000,000
Repayments of short-term bills payable	(12,000,000)	(13,000,000)
Proceeds from issuance of bonds	7,000,000	—
Payments for transaction costs attributable to the issuance of bonds	(7,675)	—
Decrease in customers’ deposits	(33,751)	(124,201)
Payments for the principal of lease liabilities	(1,899,726)	(2,006,065)
Increase in other noncurrent liabilities	127,237	289,802
Cash dividends distributed to noncontrolling interests	—	(6,796)
Change in other noncontrolling interests	52,668	71,627

Net cash provided by (used in) financing activities	(1,768,247)	14,194,367

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(4,671)	(19,318)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Six Months Ended June 30
	2021	2020
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$1,719,355	$(14,899,474)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	30,419,655	34,049,643

CASH AND CASH EQUIVALENTS, END OF PERIOD	$32,139,010	$19,150,169

(Concluded)

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”) was incorporated on July 1, 1996 in the Republic of China (“ROC”). Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

Effective August 12, 2005, the MOTC completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages. In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common stocks were listed and traded on the Taiwan Stock Exchange (the “TWSE”) on October 27, 2000. Certain of Chunghwa’s common stocks were sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of Chunghwa’s common stocks were also sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold common stocks of Chunghwa by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

Chunghwa together with its subsidiaries are hereinafter referred to collectively as the “Company”.

The consolidated financial statements are presented in Chunghwa’s functional currency, New Taiwan dollars.

2.	APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements were approved by the Board of Directors on August 5, 2021.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Except for the following items, the accounting policies applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2020. Please refer to the consolidated financial statements for the year ended December 31, 2020 for the details.

Statement of Compliance

The accompanying consolidated financial statements have been prepared in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission (the “FSC”). The consolidated financial statements do not present all the disclosures required for a complete set of annual consolidated financial statements as required by International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), International Financial Reporting Interpretations Committee (IFRIC) and SIC Interpretations (SIC) (collectively, the “IFRSs”) endorsed and issued into effect by the FSC.

Basis of Consolidation

The detail information of the subsidiaries at the end of reporting period was as follows:

			Percentage of Ownership Interests
Name of Investor	Name of Investee	Main Businesses and Products	June 30, 2021	December 31, 2020	June 30, 2020	Note
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd. (“SENAO”)	Handset and peripherals retailer, sales of CHT mobile phone plans as an agent	28	28	28	a.
	Light Era Development Co., Ltd. (“LED”)	Planning and development of real estate and intelligent buildings, and property management	100	100	100
	Donghwa Telecom Co., Ltd. (“DHT”)	International private leased circuit, IP VPN service, and IP transit services	100	100	100	b.
	Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	International private leased circuit, IP VPN service, and IP transit services	100	100	100
	Chunghwa System Integration Co., Ltd. (“CHSI”)	Providing system integration services and telecommunications equipment	100	100	100
	Chunghwa Investment Co., Ltd. (“CHI”)	Investment	89	89	89
	CHIEF Telecom Inc. (“CHIEF”)	Network integration, internet data center (“IDC”), communications integration and cloud application services	56	56	56	c.
	CHYP Multimedia Marketing & Communications Co., Ltd. (“CHYP”)	Digital information supply services and advertisement services	100	100	100
	Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	Investment	100	100	100
	Spring House Entertainment Tech. Inc. (“SHE”)	Software design services, internet contents production and play, and motion picture production and distribution	56	56	56
	Chunghwa Telecom Global, Inc. (“CHTG”)	International private leased circuit, internet services, and transit services	100	100	100
	Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	Intelligent energy saving solutions, international circuit, and information and communication technology (“ICT”) services.	100	100	100
	Smartfun Digital Co., Ltd. (“SFD”)	Providing diversified family education digital services	65	65	65
	Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	International private leased circuit, IP VPN service, and IP transit services	100	100	100
	Chunghwa Sochamp Technology Inc. (“CHST”)	Design, development and production of Automatic License Plate Recognition software and hardware	51	51	51

(Continued)

			Percentage of Ownership Interests
Name of Investor	Name of Investee	Main Businesses and Products	June 30, 2021	December 31, 2020	June 30, 2020	Note
	Honghwa International Co., Ltd. (“HHI”)	Telecommunications engineering, sales agent of mobile phone plan application and other business services, etc	100	100	100
	Chunghwa Leading Photonics Tech Co., Ltd. (“CLPT”)	Production and sale of electronic components and finished products	75	75	75
	Chunghwa Telecom (Thailand) Co., Ltd. (“CHTT”)	International private leased circuit, IP VPN service, ICT and cloud VAS services	100	100	100
	CHT Security Co., Ltd. (“CHTSC”)	Computing equipment installation, wholesale of computing and business machinery equipment and software, management consulting services, data processing services, digital information supply services and internet identify services	77	80	80	d.
	International Integrated Systems, Inc. (“IISI”)	IT solution provider, IT application consultation, system integration and package solution	51	51	—	e.
Senao International Co., Ltd.	Senao International (Samoa) Holding Ltd. (“SIS”)	International investment	100	100	100	f.
	Youth Co., Ltd. (“Youth”)	Sale of information and communication technologies products	96	96	96	g.
	Aval Technologies Co., Ltd. (“Aval”)	Sale of information and communication technologies products	100	100	100
	Senyoung Insurance Agent Co., Ltd. (“SENYOUNG”)	Property and liability insurance agency	100	100	100
Youth Co., Ltd.	ISPOT Co., Ltd. (“ISPOT”)	Sale of information and communication technologies products	100	100	100
	Youyi Co., Ltd. (“Youyi”)	Maintenance of information and communication technologies products	100	100	100
Aval Technologies Co., Ltd.	Wiin Technology Co., Ltd. (“Wiin”)	Sale of information and communication technologies products	100	100	100
Senyoung Insurance Agent Co., Ltd.	Senaolife Insurance Agent Co., Ltd. (“Senaolife”)	Life insurance services	100	100	100
CHIEF Telecom Inc.	Unigate Telecom Inc. (“Unigate”)	Telecommunications and internet service	100	100	100
	Chief International Corp. (“CIC”)	Telecommunications and internet service	100	100	100
	Shanghai Chief Telecom Co., Ltd. (“SCT”)	Telecommunications and internet service	49	49	49	h.
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”)	Production and sale of semiconductor testing components and printed circuit board	34	34	34	i.
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation (“CHPT (US)”)	Design and after-sale services of semiconductor testing components and printed circuit board	100	100	100
	CHPT Japan Co., Ltd. (“CHPT (JP)”)	Related services of electronic parts, machinery processed products and printed circuit board	100	100	100

(Continued)

			Percentage of Ownership Interests
Name of Investor	Name of Investee	Main Businesses and Products	June 30, 2021	December 31, 2020	June 30, 2020	Note
	Chunghwa Precision Test Tech. International, Ltd. (“CHPT (International)”)	Wholesale and retail of electronic materials, and investment	100	100	100	j.
Senao International (Samoa) Holding Ltd.	Senao International HK Limited (“SIHK”)	International investment	100	100	100	k.
Senao International HK Limited	Senao International Trading (Shanghai) Co., Ltd. (“SITS”)	Sale of information and communication technologies products	—	100	100	l.
Prime Asia Investments Group Ltd. (B.V.I.)	Chunghwa Hsingta Co., Ltd. (“CHC”)	Investment	100	100	100
Chunghwa Hsingta Co., Ltd.	Chunghwa Telecom (China) Co., Ltd. (“CTC”)	Integrated information and communication solution services for enterprise clients, and intelligent energy network service	100	100	100	m.
Chunghwa Precision Test Tech. International, Ltd.	Shanghai Taihua Electronic Technology Limited (“STET”)	Design of printed circuit board and related consultation service	100	100	100
	Su Zhou Precision Test Tech. Ltd. (“SZPT”)	Assembly processed of circuit board, design of printed circuit board and related consultation service	100	100	100	n.
International Integrated Systems, Inc.	Infoexplorer International Co., Ltd.(“IESA”)	Investment	100	100	—	o.
	IISI Investment Co., Ltd. (“IICL”)	Investment	100	100	—	o.
	Unitronics Technology Corp. (“UTC”)	Development and maintenance of information system	99.96	99.96	—	o.
Infoexplorer International Co., Ltd.	International Integrated Systems (Hong Kong) Limited (“IEHK”)	Investment and technical consulting service	100	100	—	o.
IISI Investment Co., Ltd.	Leading Tech Co., Ltd. (“LTCL”)	Investment	100	100	—	o.
Leading Tech Co., Ltd.	Leading Systems Co., Ltd. (“LSCL”)	Investment	100	100	—	o.
Leading Systems Co., Ltd.	International Integrated Systems Inc. (Shanghai) (“IISS”)	Development and maintenance of information system	100	100	—	o. p.
International Integrated Systems Inc. (Shanghai)	Huiyu Shanghai Management Consultancy Co., Ltd. (“HSMC”)	Development and maintenance of information system	—	—	—	o. q.

(Concluded)

a.	Chunghwa continues to control six out of eleven seats of the Board of Directors of SENAO through the support of large beneficial stockholders. As a result, the Company treated SENAO as a subsidiary.

b.	DHT reduced and returned its capital to its stakeholders in March 2021. The Company’s ownership interest in DHT remained the same.

c.

CHIEF issued new shares in March, December 2020, and March 2021 as its employees exercised options. Therefore, the Company’s ownership interest in CHIEF decreased to 59.08% and 58.90% as of December 31, 2020 and June 30, 2021, respectively.

d.	CHTSC issued new shares in February 2021 as its employees exercised options. Therefore, the Company’s ownership interest in CHTSC decreased to 77.46% as of June 30, 2021.

e.

Chunghwa obtained 20.38% ownership interest in IISI in July 2020 and Chunghwa’s ownership interest in IISI increased to 51.54% by considering the previously held ownership interest in IISI. Chunghwa obtained over half of the seats of the Board of Directors of IISI; therefore, Chunghwa gained control over IISI and treated it as a subsidiary. IISI issued new shares in September 2020 and January 2021 as its employees exercised options; therefore, the Company’s ownership interest in IISI decreased to 51.20% and 51.02% as of December 31, 2020 and June 30, 2021, respectively.

f.

SIS reduced and returned its capital to its stakeholders in November 2020. SIS reduced 8.14% of its capital to offset accumulated deficits in February 2021. Furthermore, SIS was approved for another capital reduction in July 2021. The Company’s ownership interest in SIS remained the same.

g.	SENAO subscribed for all the shares in the capital increase of Youth in April 2020. Therefore, the Company’s ownership interest in Youth increased from 92.89% to 95.79%.

h.

CHIEF has two out of three seats of the Board of Directors of SCT according to the mutual agreements among stockholders and gained control over SCT; hence, SCT is deemed as a subsidiary of the Company.

i.

Though the Company’s ownership interest in CHPT is less than 50%, the management considered the absolute and relative size of ownership interest, and the dispersion of shares owned by the other stockholders and concluded that the Company has a sufficiently dominant voting interest to direct the relevant activities; hence, CHPT is deemed as a subsidiary of the Company.

j.	CHPT increased its investment in CHPT (International) proportionally in April 2021 and the Company’s ownership interest in CHPT (International) remained the same.

k.

SIHK reduced and returned its capital to its stakeholders in November 2020 and May 2021. SIHK reduced 8.15% of its capital to offset accumulated deficits in January 2021. Furthermore, SIHK was approved for another capital reduction in July 2021 to reduce 47.79% of its capital to offset accumulated deficits. The Company’s ownership interest in SIHK remained the same.

l.	SITS completed its liquidation in April 2021.

m.	CTC was approved to end and dissolve its business in August 2020. The liquidation of CTC is still in process.

n.

CHPT (International) increased its investment in SZPT proportionally in June 2021. The procedure of capital increase had not been completed as of June 30, 2021; however, the aforementioned procedure was completed in July 2021. The Company’s ownership interest in SZPT remained the same.

o.	It is a subsidiary of IISI.

p.	IISS was approved to end and dissolve its business in June 2021. The liquidation of IISS is still in process.

q.	HSMC completed its liquidation in December 2020.

The following diagram presented information regarding the relationship and percentages of ownership interests between Chunghwa and its subsidiaries as of June 30, 2021.

Other Significant Accounting Policies

a.	Defined benefit retirement benefits

Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year, adjusted for significant market fluctuations since that time and for other significant one-off events.

b.	Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax. Income taxes for interim period are assessed on an annual basis and calculated by applying to an interim period’s pre-tax income the tax rate that would be applicable to expected total annual earnings.

The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Company expects to recover or settle the carrying amount of its assets and liabilities at balance sheet date.

4.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION, UNCERTAINTY AND ASSUMPTION

In the application of the Company’s accounting policies, the management is required to make judgments, estimates and assumptions which are based on historical experience and other factors that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed by the management on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

For the critical accounting judgments and key sources of estimation, uncertainty and assumption applied in these consolidated financial statements, please refer to the consolidated financial statements for the year ended December 31, 2020.

5.	APPLICATION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

a.	Initial application of the amendments to the IFRSs endorsed and issued into effect by the FSC

The initial application of the amendments to the IFRSs issued by the International Accounting Standards Board and endorsed and issued into effect by the FSC does not have material impacts on the Company’s consolidated financial statements.

b.	IFRSs issued by the IASB but not yet endorsed and issued into effect by the FSC

New, Revised or Amended Standards and Interpretations		Effective Date Announced by IASB (Note 1)
Amendments to IFRSs	Annual Improvements to IFRS Standards 2018-2020	January 1, 2022 (Note 2)

Amendments to IFRS 3	Reference to the Conceptual Framework	January 1, 2022 (Note 3)

Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between An Investor and Its Associate or Joint Venture	To be determined by IASB

Amendments to IAS 1	Classification of liabilities as current or noncurrent	January 1, 2023

Amendments to IAS 1	Disclosure of Accounting Policies	January 1, 2023 (Note 4)

Amendments to IAS 8	Definition of Accounting Estimates	January 1, 2023 (Note 5)

Amendments to IAS 12	Deferred Tax related to Assets and Liabilities arising from a Single Transaction	January 1, 2023 (Note 6)

Amendments to IAS 16	Property, Plant and Equipment—Proceeds before Intended Use	January 1, 2022 (Note 7)

Amendments to IAS 37	Onerous Contracts—Cost of Fulfilling a Contract	January 1, 2022 (Note 8)

Note 1:	Unless stated otherwise, the above new IFRSs are effective for annual periods beginning on or after their respective effective dates.

Note 2:	The amendments to IFRS 9 are applied prospectively to financial liabilities that are exchanged or modified on or after the annual reporting periods beginning on or after January 1, 2022.

Note 3:	The amendments are applicable to business combinations for which the acquisition date is on or after the annual reporting period beginning on or after January 1, 2022.

Note 4:	The amendments will be applied prospectively for annual reporting periods beginning on or after January 1, 2023.

Note 5:

The amendments are applicable to changes in accounting estimates and changes in accounting policies that occur on or after the beginning of the annual reporting period beginning on or after January 1, 2023.

Note 6:

Except that deferred taxes will be recognized for temporary differences associated with leases and decommissioning obligations on January 1, 2022, the amendments will be applied prospectively to transactions that occur on or after January 1, 2022.

Note 7:

The amendments are applicable to property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after January 1, 2021.

Note 8:	The amendments are applicable to contracts for which the entity has not yet fulfilled all its obligations on January 1, 2022.

As of the date the consolidated financial statements were authorized for issue, the Company is continuously assessing the possible impact that the application of above standards and interpretations will have on the Company’s financial position and operating result and will disclose the relevant impact when the assessment is completed.

6.	CASH AND CASH EQUIVALENTS

	June 30, 2021	December 31, 2020	June 30, 2020
Cash
Cash on hand	$346,042	$486,989	$338,300
Bank deposits	17,727,926	10,961,220	10,471,106

	18,073,968	11,448,209	10,809,406

Cash equivalents (investments with maturities of less than three months)
Commercial paper	10,542,368	14,060,568	5,555,831
Negotiable certificates of deposit	700,000	2,600,000	400,000
Time deposits	2,822,674	2,307,892	2,366,939
Repurchase agreements collateralized by bonds	—	—	17,993
Triple stimulus vouchers	—	2,986	—

	14,065,042	18,971,446	8,340,763

	$32,139,010	$30,419,655	$19,150,169

The annual yield rates of bank deposits, commercial paper, negotiable certificates of deposit, time deposits and repurchase agreements collateralized by bonds as of balance sheet dates were as follows:

	June 30, 2021	December 31, 2020	June 30, 2020
Bank deposits	0.00%~0.40%	0.00%~0.40%	0.00%~0.35%
Commercial paper	0.19%~0.22%	0.14%~0.26%	0.28%~0.36%
Negotiable certificates of deposit	0.22%	0.24%~0.30%	0.36%
Time deposits	0.06%~3.60%	0.10%~3.60%	0.20%~3.60%
Repurchase agreements collateralized by bonds	—	—	0.80%

7.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	June 30, 2021	December 31, 2020	June 30, 2020
Financial assets-current
Mandatorily measured at FVTPL
Derivatives (not designated for hedge)
Forward exchange contracts	$—	$2,271	$1,051
Non-derivatives
Listed stocks—domestic	2,326	7,626	7,439

	$2,326	$9,897	$8,490

Financial assets-noncurrent
Mandatorily measured at FVTPL
Non-derivatives
Non-listed stocks—domestic	$582,826	$441,095	$458,065
Non-listed stocks—foreign	320,799	236,107	251,072

	$903,625	$677,202	$709,137

Financial liabilities-current
Held for trading
Derivatives (not designated for hedge)
Forward exchange contracts	$967	$143	$—

Outstanding forward exchange contracts not designated for hedge as of balance sheet dates were as follows:

			Contract Amount
	Currency	Maturity Period	(In Thousands)
June 30, 2021
Forward exchange contracts—buy	NT$/EUR	2021.09	NT$67,369 / EUR2,000
December 31, 2020
Forward exchange contracts—buy	NT$/EUR	2021.03	NT$50,435 / EUR1,500
Forward exchange contracts—sell	US$/NT$	2021.02-03	US$13,500 / NT$379,472
June 30, 2020
Forward exchange contracts—buy	NT$/EUR	2020.09	NT$59,242 / EUR1,800
Forward exchange contracts—sell	US$/NT$	2020.07-08	US$4,843 / NT$144,143

The Company entered into the above forward exchange contracts to manage its exposure to foreign currency risk due to fluctuations in exchange rates. However, the aforementioned derivatives did not meet the criteria for hedge accounting.

8.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME - NONCURRENT

	June 30, 2021	December 31, 2020	June 30, 2020
Domestic investments
Listed stocks	$149,746	$2,754,175	$2,294,860
Non-listed stocks	3,384,963	4,324,592	4,478,820
Foreign investments
Non-listed stocks	101,254	114,407	126,255

	$3,635,963	$7,193,174	$6,899,935

The Company holds the above foreign and domestic stocks for medium to long-term strategic purposes and expects to profit from long-term investment. Accordingly, the management elected to designate these investments in equity instruments at FVOCI as they believe that recognizing short-term fair value fluctuations of these investments in profit or loss is not consistent with the Company’s strategy of holding these investments for long-term purposes.

The Company holds Powtec Electro Chemical Corporation (“Powtec”) as financial assets at FVOCI. The Board of Directors of Powtec resolved in February 2020 to file a petition with court for the declaration of its bankruptcy which was adjudged by the court in April 2020. The Company evaluated and determined the fair value of such investment was nil after its declaration of bankruptcy.

The Company started to dispose of its investment in China Airlines, Ltd. from December 2020 and sold all its shares by February 2021. The fair value of the disposed investment was $2,635,568 thousand and the related unrealized gain on investments in equity instruments at fair value through other comprehensive income of $94,392 thousand was transferred from other equity to retained earnings upon the aforementioned disposal for the six months ended June 30, 2021.

9.	TRADE NOTES AND ACCOUNTS RECEIVABLE, NET

	June 30, 2021	December 31, 2020	June 30, 2020
Trade notes and accounts receivable	$23,983,661	$24,776,266	$29,115,685
Less: Loss allowance	(2,031,467)	(2,154,364)	(2,405,039)

	$21,952,194	$22,621,902	$26,710,646

The main credit terms range from 30 to 90 days.

The Company serves a large consumer base for telecommunications business; therefore, the concentration of credit risk is limited. When having transactions with customers, the Company considers the record of arrears in the past. In addition, the Company may also collect some telecommunication charges in advance to reduce the payment arrears in subsequent periods.

The Company adopted a policy of dealing with counterparties with certain credit ratings for project business and to obtain collateral where necessary to mitigate the risk of loss arising from defaults. Credit rating information is provided by independent rating agencies where available and, if such credit rating information is not available, the Company uses other publicly available financial information and its own historical transaction experience to rate its major customers. The Company continues to monitor the credit exposure and credit ratings of its counterparties and spread the credit risk amongst qualified counterparties.

In order to mitigate credit risk, the management of the Company has delegated a team responsible for determining credit limits, credit approvals and other monitoring procedures to ensure the recoverability of receivables. In addition, the Company reviews the recoverable amount of receivables at balance sheet dates to ensure that adequate allowance is provided for possible irrecoverable amounts. In this regard, the management believes the Company’s credit risk could be reasonably reduced.

The Company applies the simplified approach to providing for expected credit losses prescribed by IFRS 9, which permits the use of lifetime expected loss provision for receivables. The expected credit losses on receivables are estimated using a provision matrix by reference to past default experience of the customers and an analysis of the customers’ current financial positions, as well as the forward-looking indicators such as macroeconomic business indicator.

When there is evidence indicating that the counterparty is in evasion, bankruptcy, deregistration of its company or the accounts receivable are over two years past due and the recoverable amount cannot be reasonable estimated, the Company writes off the trade notes and accounts receivable. For accounts receivable that have been written off, the Company continues to engage in enforcement activity to attempt to recover the receivables due. Where recoveries are made, these are recognized in profit or loss.

Except for receivables arising from telecommunications business and project business, the Company’s remaining accounts receivable are limited. Therefore, only Chunghwa’s provision matrix arising from telecommunications business and project business is disclosed below:

June 30, 2021

	Not Past Due	Past Due Less than 30 Days	Pass Due 31 to 60 Days	Pass Due 61 to 90 Days	Pass Due 91 to 120 Days	Pass Due 121 to 180 Days	Pass Due over 180 Days	Total
Telecommunications business
Expected credit loss rate (Note a)	0%~1%	2%~23%	3%~73%	11%~88%	26%~94%	53%~98%	100%
Gross carrying amount	$15,211,220	$718,018	$184,787	$53,831	$41,846	$26,521	$629,891	$16,866,114
Loss allowance (lifetime ECL)	(52,456)	(37,859)	(23,817)	(26,491)	(25,076)	(21,422)	(629,891)	(817,012)

Amortized cost	$15,158,764	$680,159	$160,970	$27,340	$16,770	$5,099	$—	$16,049,102

Project business
Expected credit loss rate (Note b)	0%~5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$2,635,433	$269,780	$8,511	$13,986	$9,701	$2,378	$1,141,907	$4,081,696
Loss allowance (lifetime ECL)	(5,102)	(14,285)	(851)	(4,441)	(6,049)	(2,140)	(1,141,907)	(1,174,775)

Amortized cost	$2,630,331	$255,495	$7,660	$9,545	$3,652	$238	$—	$2,906,921

December 31, 2020

	Not Past Due	Past Due Less than 30 Days	Pass Due 31 to 60 Days	Pass Due 61 to 90 Days	Pass Due 91 to 120 Days	Pass Due 121 to 180 Days	Pass Due over 180 Days	Total
Telecommunications business
Expected credit loss rate (Note a)	0%~2%	2%~24%	3%~68%	11%~83%	28%~90%	52%~96%	100%
Gross carrying amount	$15,839,132	$203,949	$50,897	$31,263	$29,872	$25,351	$625,591	$16,806,055
Loss allowance (lifetime ECL)	(56,249)	(20,880)	(23,483)	(24,859)	(24,319)	(21,665)	(625,591)	(797,046)

Amortized cost	$15,782,883	$183,069	$27,414	$6,404	$5,553	$3,686	$—	$16,009,009

Project business
Expected credit loss rate (Note b)	0%~5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$3,472,738	$64,372	$26,810	$8,963	$2,163	$2,691	$1,287,567	$4,865,304
Loss allowance (lifetime ECL)	(20,060)	(3,219)	(2,772)	(2,760)	(1,132)	(2,160)	(1,287,567)	(1,319,670)

Amortized cost	$3,452,678	$61,153	$24,038	$6,203	$1,031	$531	$—	$3,545,634

June 30, 2020

	Not Past Due	Past Due Less than 30 Days	Pass Due 31 to 60 Days	Pass Due 61 to 90 Days	Pass Due 91 to 120 Days	Pass Due 121 to 180 Days	Pass Due over 180 Days	Total
Telecommunications business
Expected credit loss rate (Note a)	0%~2%	0%~24%	0%~68%	0%~83%	31%~90%	31%~96%	100%
Gross carrying amount	$21,436,247	$292,224	$79,754	$50,155	$32,297	$29,229	$684,330	$22,604,236
Loss allowance (lifetime ECL)	(56,628)	(22,392)	(26,448)	(29,337)	(29,026)	(25,463)	(684,330)	(873,624)

Amortized cost	$21,379,619	$269,832	$53,306	$20,818	$3,271	$3,766	$—	$21,730,612

Project business
Expected credit loss rate (Note b)	0%~5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$2,368,013	$33,150	$10,264	$54,623	$1,401	$9,018	$1,444,902	$3,921,371
Loss allowance (lifetime ECL)	(387)	(1,658)	(1,026)	(18,143)	(769)	(7,214)	(1,444,902)	(1,474,099)

Amortized cost	$2,367,626	$31,492	$9,238	$36,480	$632	$1,804	$—	$2,447,272

Note a:

Please refer to Notes 30 and 44 for the information of disaggregation of telecommunications service revenue. The expected credit loss rate applicable to different business revenue varies so as to reflect the risk level indicating by factors like historical experience.

Note b:

The project business has different loss types according to the customer types. The expected credit loss rate listed above is for general customers. When the customer is a government-affiliated entity, it is anticipated that there will not be an instance of credit loss. Customers with past history of bounced checks or accounts receivable exceeding six months overdue are classified as high-risk customers, with an expected credit loss rate of 50%, increasing by period as the days overdue increase.

Movements of loss allowance for trade notes and accounts receivable were as follows:

	Six Months Ended June 30
	2021	2020
Beginning balance	$2,154,364	$2,359,756
Add: Provision for credit loss	79,732	105,127
Less: Amounts written off	(202,629)	(59,844)

Ending balance	$2,031,467	$2,405,039

10.	INVENTORIES

	June 30, 2021	December 31, 2020	June 30, 2020
Merchandise	$2,678,787	$3,902,854	$3,137,328
Project in process	6,369,180	6,166,583	12,620,912
Work in process	179,657	126,163	115,983
Raw materials	216,004	137,495	189,472

	9,443,628	10,333,095	16,063,695
Land held under development	1,998,733	1,998,733	1,998,733
Construction in progress	78,248	77,075	77,347

	$11,520,609	$12,408,903	$18,139,775

The operating costs related to inventories were $10,038,223 thousand (including the reversal of valuation loss on inventories of $436 thousand) and $21,914,830 thousand (including the valuation loss on inventories of $32,483 thousand) for the three months and six months ended June 30, 2021, respectively. The operating costs related to inventories were $9,432,913 thousand (including the valuation loss on inventories of $172,089 thousand) and $19,587,157 thousand (including the valuation loss on inventories of $195,690 thousand) for the three months and six months ended June 30, 2020, respectively.

As of June 30, 2021, December 31, 2020 and June 30, 2020, inventories of $2,076,981 thousand, $2,075,808 thousand and $2,076,080 thousand, respectively, were expected to be recovered after more than twelve months. The aforementioned amount of inventories is related to property development owned by LED.

Land held under development and construction in progress was developed by LED for Qingshan Sec., Dayuan Dist., Taoyuan City project. The Board of Directors of LED resolved to sign a joint construction and separate sale contract with Farglory Land Development Co., Ltd. in June 2021.

11.	PREPAYMENTS

	June 30, 2021	December 31, 2020	June 30, 2020
Prepaid salary and bonus	$2,856,948	$4,655	$2,989,372
Prepaid rents	2,576,732	2,863,510	3,165,676
Others	2,024,575	1,651,602	1,217,367

	$7,458,255	$4,519,767	$7,372,415

Current
Prepaid salary and bonus	$2,856,948	$4,655	$2,989,372
Prepaid rents	596,892	651,510	669,861
Others	2,010,580	1,650,081	1,217,357

	$5,464,420	$2,306,246	$4,876,590

Noncurrent
Prepaid rents	$1,979,840	$2,212,000	$2,495,815
Others	13,995	1,521	10

	$1,993,835	$2,213,521	$2,495,825

Prepaid rents comprised the prepayments from the lease agreements applying the recognition exemption and the prepayments for leases that do not meet the definition of leases under IFRS 16.

12.	OTHER CURRENT MONETARY ASSETS

	June 30, 2021	December 31, 2020	June 30, 2020
Time deposits and negotiable certificates of deposit with maturities of more than three months	$16,681,655	$4,595,951	$4,836,352

(Continued)

	June 30, 2021	December 31, 2020	June 30, 2020
Others	$2,206,934	$1,527,714	$1,828,811

	$18,888,589	$6,123,665	$6,665,163

(Concluded)

The annual yield rates of time deposits and negotiable certificates of deposit with maturities of more than three months at the balance sheet dates were as follows:

	June 30, 2021	December 31, 2020	June 30, 2020
Time deposits and negotiable certificates of deposit with maturities of more than three months	0.03%~2.25%	0.07%~2.25%	0.03%~2.55%

13.	SUBSIDIARIES

a.	Information on subsidiaries with material noncontrolling interests

	Principal	Proportion of Ownership Interests and Voting Rights Held by Noncontrolling Interests
Subsidiaries	Place of Business	June 30, 2021	December 31, 2020	June 30, 2020
SENAO	Taiwan	72%	72%	72%
CHPT	Taiwan	66%	66%	66%

	Profit Allocated to Noncontrolling Interests
	Three Months Ended June 30		Six Months Ended June 30
	2021	2020	2021	2020
SENAO	$77,580	$43,688	$187,971	$106,900

CHPT	$142,319	$153,355	$252,565	$271,039

	Accumulated Noncontrolling Interests
	June 30, 2021	December 31, 2020	June 30, 2020
SENAO	$4,227,589	$4,311,048	$4,101,167
CHPT	4,627,028	4,635,240	4,290,617
Individually immaterial subsidiaries with noncontrolling interests	2,582,016	2,381,153	1,687,224

	$11,436,633	$11,327,441	$10,079,008

Summarized financial information in respect of SENAO and its subsidiaries that has material noncontrolling interests is set out below. The summarized financial information below represented amounts before intercompany eliminations.

	June 30, 2021	December 31, 2020	June 30, 2020
Current assets	$6,439,658	$6,834,221	$6,397,669
Noncurrent assets	3,121,092	3,340,983	3,231,968
Current liabilities	(3,324,335)	(3,832,372)	(3,466,337)
Noncurrent liabilities	(424,696)	(415,712)	(528,836)

Equity	$5,811,719	$5,927,120	$5,634,464

Equity attributable to the parent	$1,584,130	$1,616,072	$1,533,297
Equity attributable to noncontrolling interests	4,227,589	4,311,048	4,101,167

	$5,811,719	$5,927,120	$5,634,464

	Three Months Ended June 30		Six Months Ended June 30
	2021	2020	2021	2020
Revenues and income	$6,672,672	$5,972,790	$14,280,062	$12,749,597
Costs and expenses	6,564,557	5,911,355	14,018,175	12,599,998

Profit for the period	$108,115	$61,435	$261,887	$149,599

Profit attributable to the parent	$30,535	$17,747	$73,916	$42,699
Profit attributable to noncontrolling interests	77,580	43,688	187,971	106,900

Profit for the period	$108,115	$61,435	$261,887	$149,599

Other comprehensive income (loss) attributable to the parent	$2,888	$(2,131)	$3,303	$(1,870)
Other comprehensive income (loss) attributable to noncontrolling interests	6,979	(5,318)	6,788	(4,653)

Other comprehensive income (loss) for the period	$9,867	$(7,449)	$10,091	$(6,523)

Total comprehensive income attributable to the parent	$33,423	$15,616	$77,219	$40,829
Total comprehensive income attributable to noncontrolling interests	84,559	38,370	194,759	102,247

Total comprehensive income for the period	$117,982	$53,986	$271,978	$143,076

	Six Months Ended June 30
	2021	2020
Net cash flow from operating activities	$(272,388)	$(62,405)
Net cash flow from investing activities	171,958	(25,433)
Net cash flow from financing activities	(153,179)	(160,555)
Effect of exchange rate changes on cash and cash equivalents	(87)	(276)

Net cash outflow	$(253,696)	$(248,669)

Dividends paid to noncontrolling interests	$—	$—

Summarized financial information in respect of CHPT and its subsidiaries that has material noncontrolling interests is set out below. The summarized financial information below represented amounts before intercompany eliminations.

	June 30, 2021	December 31, 2020	June 30, 2020
Current assets	$4,426,328	$4,122,134	$4,055,518
Noncurrent assets	4,117,424	4,012,654	3,995,886
Current liabilities	(1,496,627)	(1,072,538)	(1,509,245)
Noncurrent liabilities	(9,813)	(12,456)	(16,505)

Equity	$7,037,312	$7,049,794	$6,525,654

Equity attributable to CHI	$2,410,284	$2,414,554	$2,235,037
Equity attributable to noncontrolling interests	4,627,028	4,635,240	4,290,617

	$7,037,312	$7,049,794	$6,525,654

	Three Months Ended June 30		Six Months Ended June 30
	2021	2020	2021	2020
Revenues and income	$1,051,761	$1,054,916	$1,865,728	$1,964,211
Costs and expenses	835,306	821,681	1,481,599	1,551,990

Profit for the period	$216,455	$233,235	$384,129	$412,221

Profit attributable to CHI	$74,136	$79,880	$131,564	$141,182
Profit attributable to noncontrolling interests	142,319	153,355	252,565	271,039

Profit for the period	$216,455	$233,235	$384,129	$412,221

Other comprehensive loss attributable to CHI	$(863)	$(776)	$(1,076)	$(886)
Other comprehensive loss attributable to noncontrolling interests	(1,658)	(1,489)	(2,067)	(1,702)

Other comprehensive loss for the period	$(2,521)	$(2,265)	$(3,143)	$(2,588)

(Continued)

	Three Months Ended June 30		Six Months Ended June 30
	2021	2020	2021	2020
Total comprehensive income attributable to CHI	$73,273	$79,104	$130,488	$140,296
Total comprehensive income attributable to noncontrolling interests	140,661	151,866	250,498	269,337

Total comprehensive income for the period	$213,934	$230,970	$380,986	$409,633

(Concluded)

	Six Months Ended June 30
	2021		2020
Net cash flow from operating activities		$488,098	$622,077
Net cash flow from investing activities		(361,234)	(194,962)
Net cash flow from financing activities		(10,270)	(10,629)
Effect of exchange rate changes on cash and cash equivalents		(2,958)	481

Net cash inflow		$113,636	$416,967

Dividends paid to noncontrolling interests	$		$—

b.	Equity transactions with noncontrolling interests

CHIEF issued new shares in March, December 2020 and March 2021, as its employees exercised options. Therefore, the Company’s ownership interest in CHIEF decreased. See Note 34(a) for details.

CHTSC issued new shares in February 2021 as its employees exercised options. Therefore, the Company’s ownership interest in CHTSC decreased. See Note 34(b) for details.

IISI issued new shares in September 2020 and January 2021 as its employees exercised options. Therefore, the Company’s ownership interest in IISI decreased. See Note 34(c) for details.

The above transactions were accounted for as equity transactions since the Company did not cease to have control over these subsidiaries.

Information of the Company’s equity transactions with noncontrolling interests for the six months ended June 30, 2021 and 2020 were as follows:

	Six Months Ended June 30, 2021
	CHIEF Share-Based Payment	CHTSC Share-Based Payment	IISI Share-Based Payment
Cash consideration received from noncontrolling interests	$28,364	$20,650	$3,654

(Continued)

	Six Months Ended June 30, 2021
	CHIEF Share-Based Payment	CHTSC Share-Based Payment	IISI Share-Based Payment
The proportionate share of the carrying amount of the net assets of the subsidiary transferred to noncontrolling interests	$(17,242)	$(19,066)	$(792)

Differences arising from equity transactions	$11,122	$1,584	$2,862

Line items for equity transaction adjustments
Additional paid-in capital—arising from changes in equities of subsidiaries	$11,122	$1,584	$2,862

(Concluded)

	Six Months Ended June 30, 2020
	CHIEF Share-Based Payment	SENAO Not Proportionately Participating in the Capital Increase of Youth
Cash consideration received from noncontrolling interests	$71,627	$—
The proportionate share of the carrying amount of the net assets of the subsidiary transferred to noncontrolling interests	(47,638)	(103)

Differences arising from equity transactions	$23,989	$(103)

Line items for equity transaction adjustments
Additional paid-in capital—arising from changes in equities of subsidiaries	$23,989	$(103)

14.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	June 30, 2021	December 31, 2020	June 30, 2020
Investments in associates	$7,259,403	$6,882,801	$7,248,984
Investment in joint venture	10,086	10,200	—

	$7,269,489	$6,893,001	$7,248,984

a.	Investments in associates

Investments in associates were as follows:

	Carrying Amount
	June 30, 2021	December 31, 2020	June 30, 2020
Material associate
Next Commercial Bank Co., Ltd. (“NCB”)	$3,616,769	$3,776,876	$3,991,563

Associates that are not individually material
Listed
Senao Networks, Inc. (“SNI”)	982,572	991,610	918,370
KingwayTek Technology Co., Ltd. (“KWT”)	256,377	249,044	242,402
Non-listed
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	548,166	488,257	522,161
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	421,710	363,522	327,051
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	419,500	330,031	236,322
WiAdvance Technology Corporation (“WATC”)	267,587	—	—
So-net Entertainment Taiwan Limited (“So-net”)	222,909	226,647	213,834
Chunghwa PChome Fund I Co., Ltd. (“CPFI”)	205,077	192,856	197,956
KKBOX Taiwan Co., Ltd. (“KKBOXTW”)	155,969	163,809	166,123
Taiwan International Ports Logistics Corporation (“TIPL”)	61,033	55,925	53,712
CHT Infinity Singapore Pte. Ltd. (“CISG”)	55,720	—	—
Click Force Co., Ltd. (“CF”)	34,513	33,086	36,029
Cornerstone Ventures Co., Ltd. (“CVC”)	6,421	6,058	5,766
Alliance Digital Tech Co., Ltd. (“ADT”)	5,080	5,080	5,080
International Integrated Systems, Inc. (“IISI”)	—	—	328,821
UUPON Inc. (“UUPON”)	—	—	3,794
MeWorks LIMITED (HK) (“MeWorks”)	—	—	—

	3,642,634	3,105,925	3,257,421

	$7,259,403	$6,882,801	$7,248,984

The percentages of ownership interests and voting rights in associates held by the Company as of balance sheet dates were as follows:

	% of Ownership Interests and Voting Rights
	June 30, 2021	December 31, 2020	June 30, 2020
Material associate
Next Commercial Bank Co., Ltd. (“NCB”)	42	42	42
Associates that are not individually material
Senao Networks, Inc. (“SNI”)	34	34	34
KingwayTek Technology Co., Ltd. (“KWT”)	23	23	23
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	38	38	38
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	30	30	30
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	40	40	40
WiAdvance Technology Corporation (“WATC”)	20	—	—
So-net Entertainment Taiwan Limited (“So-net”)	30	30	30
Chunghwa PChome Fund I Co., Ltd. (“CPFI”)	50	50	50
KKBOX Taiwan Co., Ltd. (“KKBOXTW”)	30	30	30
Taiwan International Ports Logistics Corporation (“TIPL”)	27	27	27
CHT Infinity Singapore Pte. Ltd. (“CISG”)	40	—	—
Click Force Co., Ltd. (“CF”)	49	49	49
Cornerstone Ventures Co., Ltd. (“CVC”)	49	49	49
Alliance Digital Tech Co., Ltd. (“ADT”)	14	14	14
International Integrated Systems, Inc. (“IISI”)	—	—	31
UUPON Inc. (“UUPON”)	—	—	22
MeWorks LIMITED (HK) (“MeWorks”)	—	—	20

Summarized financial information of NCB was set out below:

	June 30, 2021	December 31, 2020	June 30, 2020
Assets	$9,257,389	$9,906,945	$10,123,125
Liabilities	(528,091)	(788,813)	(596,721)

Equity	$8,729,298	$9,118,132	$9,526,404

(Continued)

	June 30, 2021	December 31, 2020	June 30, 2020
The percentage of ownership interests held by the Company	41.90%	41.90%	41.90%
Equity attributable to the Company	$3,657,576	$3,820,497	$3,991,563
Unrealized loss from downstream transactions	(40,807)	(43,621)	—

The carrying amount of investment	$3,616,769	$3,776,876	$3,991,563

		(Concluded)

	Three Months Ended June 30		Six Months Ended June 30
	2021	2020	2021	2020
Revenues	$—	$—	$—	$—

Net loss for the period	$(191,183)	$(117,259)	$(388,834)	$(197,147)
Other comprehensive income	—	—	—	—

Total comprehensive loss for the period	$(191,183)	$(117,259)	$(388,834)	$(197,147)

Except for NCB, no associate is considered individually material to the Company. Summarized financial information of associates that are not individually material to the Company was as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2021	2020	2021	2020
The Company’s share of profits	$143,919	$176,978	$268,539	$247,525
The Company’s share of other comprehensive loss	(1,602)	(1,047)	(385)	(510)

The Company’s share of total comprehensive income	$142,317	$175,931	$268,154	$247,015

The Level 1 fair values of associates based on the closing market prices as of the balance sheet dates were as follows:

	June 30, 2021	December 31, 2020	June 30, 2020
SNI	$1,599,877	$1,707,640	$1,790,536

KWT	$1,016,473	$675,911	$825,342

The Company invested $55,720 thousand in June 2021. The ownership interest in CISG is 40.00%. CISG mainly engages in investment business.

The Company invested $273,800 thousand and obtained 20.33% ownership interest by participating in the capital increase of WATC in March 2021. WATC mainly engages in software solution integration.

KWT repurchased its stock from January to February 2020. Therefore, the Company’s ownership interest in KWT increased to 22.72%.

Chunghwa’s Board of Directors approved the investment of 20.58% ownership interest in IISI in January 2020 and the equity transaction was completed on July 1, 2020 (“acquisition date”). The Company treated IISI as a subsidiary starting from the acquisition date and included IISI and its subsidiaries in the consolidated financial statements. Please refer to Note 3(b).

UUPON reduced 95.44% of its capital to offset accumulated deficits in September 2020 and the Company did not participate in the capital increase of UUPON in October 2020. Therefore, the Company’s ownership interest in UUPON decreased to 5.36% and lost its significant influence over UUPON. Hence the Company discontinued to treat UUPON as an associate. Instead, the Company treated it as a financial asset at fair value through other comprehensive income.

The Company disposed of all shares of MeWorks in September 2020.

The Company’s ownership interest in NCB is 41.90%. Although Chunghwa is the single largest stockholder of NCB, it only obtained six out of fifteen seats of the Board of Directors of NCB. In addition, the management considered the size of ownership interest and the dispersion of shares owned by the other stockholders, other holdings are not extremely dispersed. Chunghwa is not able to direct its relevant activities. Therefore, Chunghwa does not have control over NCB and merely has significant influence over NCB and treats it as an associate.

The Company invested and obtained 50% ownership interest in CPFI. However, as the Company has only two out of five seats of the Board of Directors of CPFI and has no control but significant influence over CPFI. Therefore, the Company recognized CPFI as an investment in associate.

The Company invested and obtained 49% ownership interest in CVC. However, as the Company has only two out of five seats of the Board of Directors of CVC and has no control but significant influence over CVC. Therefore, the Company recognized CVC as an investment in associate.

The Company owns 14% ownership interest in ADT. As the Company remains its seat in the Board of Directors of ADT and considers the relative size of ownership interest and the dispersion of shares owned by the other stockholders, the Company has significant influence over ADT. In June 2018, the stockholders of ADT approved to dissolve. The liquidation of ADT is still in process.

The Company’s share of profits and other comprehensive income (loss) of associates was recognized based on the reviewed financial statements.

b.	Investment in joint venture

Investment in joint venture was as follows:

	Carrying Amount			% of Ownership Interests and Voting Rights
Name of Joint Venture	June 30, 2021	December 31, 2020	June 30, 2020	June 30, 2021	December 31, 2020	June 30, 2020
Non-listed
Chunghwa SEA Holdings (“CHT SEA”)	$10,086	$10,200	$—	51%	51%	—

The Company invested $10,200 thousand to establish a joint venture, CHT SEA, with Delta Electronics, Inc. and Kwang Hsing Industrial Co., Ltd. in December 2020 and obtained 51% ownership interest of CHT SEA. However, according to the mutual agreements among stockholders, the Company does not individually direct CHT SEA’s relevant activities and has joint control with the other party; therefore, the Company treated CHT SEA as a joint venture.

The joint venture is not considered individually material to the Company. Summarized financial information of CHT SEA was set out below:

	Three Months Ended June 30		Six Months Ended June 30
	2021	2020	2021	2020
The Company’s share of loss	$(94)	$—	$(114)	$—
The Company’s share of other comprehensive income	—	—	—	—

The Company’s share of total comprehensive loss	$(94)	$—	$(114)	$—

The Company’s share of loss and other comprehensive income of the joint venture was recognized based on the reviewed financial statements.

15.	PROPERTY, PLANT AND EQUIPMENT

	June 30, 2021	December 31, 2020	June 30, 2020
Assets used by the Company	$275,589,918	$273,822,588	$271,906,920
Assets subject to operating leases	7,102,548	7,593,355	7,700,776

	$282,692,466	$281,415,943	$279,607,696

a.	Assets used by the Company

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Equipment to be Accepted	Total
Cost
Balance on January 1, 2020	$99,102,251	$1,618,481	$71,000,783	$13,004,827	$706,032,448	$3,912,298	$10,090,170	$13,752,197	$918,513,455
Additions	—	—	17,890	17,997	20,326	581	67,533	9,337,279	9,461,606
Disposal	(18,620)	(567)	(114)	(641,164)	(6,595,745)	(16,966)	(192,319)	—	(7,465,495)
Effect of foreign exchange differences	—	—	—	(61)	(13,432)	(55)	(1,785)	(1,543)	(16,876)
Others	3,196,601	9,330	(434,207)	129,498	9,280,908	3,069	126,506	(12,865,373)	(553,668)

Balance on June 30, 2020	$102,280,232	$1,627,244	$70,584,352	$12,511,097	$708,724,505	$3,898,927	$10,090,105	$10,222,560	$919,939,022

Accumulated depreciation and impairment
Balance on January 1, 2020	$—	$(1,374,602)	$(27,976,732)	$(11,068,245)	$(590,337,891)	$(3,694,325)	$(7,662,299)	$(29,358)	$(642,143,452)
Depreciation expenses	—	(22,004)	(681,178)	(388,910)	(11,978,140)	(35,533)	(329,934)	—	(13,435,699)
Disposal	—	567	114	640,497	6,586,955	16,960	183,819	—	7,428,912
Effect of foreign exchange differences	—	—	—	57	6,200	11	791	—	7,059
Others	—	—	106,962	(4,190)	17,330	(662)	(8,362)	—	111,078

Balance on June 30, 2020	$—	$(1,396,039)	$(28,550,834)	$(10,820,791)	$(595,705,546)	$(3,713,549)	$(7,815,985)	$(29,358)	$(648,032,102)

Balance on January 1, 2020, net	$99,102,251	$243,879	$43,024,051	$1,936,582	$115,694,557	$217,973	$2,427,871	$13,722,839	$276,370,003

Balance on June 30, 2020, net	$102,280,232	$231,205	$42,033,518	$1,690,306	$113,018,959	$185,378	$2,274,120	$10,193,202	$271,906,920

Cost
Balance on January 1, 2021	$101,990,645	$1,630,362	$70,889,578	$12,405,580	$710,775,709	$3,894,243	$10,299,819	$8,529,416	$920,415,352
Additions	—	—	22,555	23,509	50,729	—	64,708	14,889,912	15,051,413
Disposal	—	(835)	(29,357)	(463,528)	(9,118,293)	(34,219)	(166,834)	—	(9,813,066)
Effect of foreign exchange differences	—	—	—	131	(44,634)	(253)	(1,779)	(3,748)	(50,283)
Others	377,138	1,603	204,848	93,368	14,412,807	2,600	181,816	(14,798,265)	475,915

Balance on June 30, 2021	$102,367,783	$1,631,130	$71,087,624	$12,059,060	$716,076,318	$3,862,371	$10,377,730	$8,617,315	$926,079,331

Accumulated depreciation and impairment
Balance on January 1, 2021	$—	$(1,399,204)	$(29,247,331)	$(10,638,967)	$(593,662,932)	$(3,718,392)	$(7,925,938)	$—	$(646,592,764)
Depreciation expenses	—	(22,223)	(694,939)	(362,308)	(12,250,401)	(31,427)	(350,136)	—	(13,711,434)
Disposal	—	835	29,357	455,195	9,112,669	33,568	166,746	—	9,798,370
Effect of foreign exchange differences	—	—	—	(131)	20,983	108	893	—	21,853
Others	—	—	4,107	(1,137)	2,921	(110)	(11,219)	—	(5,438)

Balance on June 30, 2021	$—	$(1,420,592)	$(29,908,806)	$(10,547,348)	$(596,776,760)	$(3,716,253)	$(8,119,654)	$—	$(650,489,413)

Balance on January 1, 2021, net	$101,990,645	$231,158	$41,642,247	$1,766,613	$117,112,777	$175,851	$2,373,881	$8,529,416	$273,822,588

Balance on June 30, 2021, net	$102,367,783	$210,538	$41,178,818	$1,511,712	$119,299,558	$146,118	$2,258,076	$8,617,315	$275,589,918

There was no indication that property, plant and equipment was impaired, therefore, the Company did not recognize any impairment loss for the six months ended June 30, 2021 and 2020.

Chunghwa signed a joint development agreement with the MOTC previously which stated that the MOTC would provide the national land and Chunghwa would be in charge of the planning and construction for the MOTC’s office building, Chunghwa’s Renai office building, etc. According to the agreement, the MOTC and Chunghwa would each own a certain percentage of the buildings, and Chunghwa is to pay or get the reimbursement for the difference between the assessed value of the land and the construction cost paid by Chunghwa on behalf of the MOTC. The difference amounting to $1,056,680 thousand due to the MOTC was reported to Chunghwa’s Board of Directors in May 2020. Chunghwa paid the aforementioned amount in May 2021 and the property registration of the respective asset was completed in July 2021.

Depreciation expense for assets used by the Company is computed using the straight-line method over the following estimated service lives:

Land improvements	10~30 years
Buildings
Main buildings	20~60 years
Other building facilities	3~15 years
Computer equipment	2~8 years
Telecommunications equipment
Telecommunication circuits	2~30 years
Telecommunication machinery and antennas equipment	2~30 years
Transportation equipment	3~10 years
Miscellaneous equipment
Leasehold improvements	1~9 years
Mechanical and air conditioner equipment	2~16 years
Others	1~15 years

b.	Assets subject to operating leases

	Land	Buildings	Total
Cost
Balance on January 1, 2020	$4,979,650	$3,841,560	$8,821,210
Others	13,255	509,519	522,774

Balance on June 30, 2020	$4,992,905	$4,351,079	$9,343,984

Accumulated depreciation and impairment
Balance on January 1, 2020	$—	$(1,496,998)	$(1,496,998)
Depreciation expenses	—	(44,250)	(44,250)
Others	—	(101,960)	(101,960)

Balance on June 30, 2020	$—	$(1,643,208)	$(1,643,208)

Balance on January 1, 2020, net	$4,979,650	$2,344,562	$7,324,212

Balance on June 30, 2020, net	$4,992,905	$2,707,871	$7,700,776

(Continued)

	Land	Buildings	Total
Cost
Balance on January 1, 2021	$4,972,920	$4,236,156	$9,209,076
Others	(371,754)	(86,374)	(458,128)

Balance on June 30, 2021	$4,601,166	$4,149,782	$8,750,948

Accumulated depreciation and impairment
Balance on January 1, 2021	$—	$(1,615,721)	$(1,615,721)
Depreciation expenses	—	(38,550)	(38,550)
Others	—	5,871	5,871

Balance on June 30, 2021	$—	$(1,648,400)	$(1,648,400)

Balance on January 1, 2021, net	$4,972,920	$2,620,435	$7,593,355

Balance on June 30, 2021, net	$4,601,166	$2,501,382	$7,102,548

(Concluded)

The Company leases out land and buildings with lease terms between 1 to 20 years. The lessees do not have bargain purchase options to acquire the assets at the expiry of the lease periods.

The future aggregate lease collection under operating lease for the freehold plant, property and equipment was as follows:

	June 30, 2021	December 31, 2020	June 30, 2020
Year 1	$367,619	$347,229	$329,682
Year 2	288,745	288,184	287,063
Year 3	229,388	230,984	224,991
Year 4	152,251	164,141	177,718
Year 5	130,076	124,845	111,056
Onwards	1,208,123	1,179,493	1,174,712

	$2,376,202	$2,334,876	$2,305,222

The above items of property, plant and equipment subject to operating leases are depreciated on a straight-line basis over their estimated useful lives as follows:

Buildings
Main buildings	35~60 years
Other building facilities	3~15 years

16.	LEASE ARRANGEMENTS

a.	Right-of-use assets

	June 30, 2021	December 31, 2020	June 30, 2020
Land and buildings
Handsets base stations	$6,980,302	$7,095,883	$7,063,746
Others	1,699,722	1,708,593	1,863,982
Equipment	2,015,611	2,204,730	2,404,252

	$10,695,635	$11,009,206	$11,331,980

	Three Months Ended June 30		Six Months Ended June 30
	2021	2020	2021	2020
Additions to right-of-use assets			$1,783,993	$2,085,205

Depreciation charge for right-of-use assets
Land and buildings
Handsets base stations	$694,706	$680,343	$1,383,250	$1,357,719
Others	195,726	197,455	397,487	393,078
Equipment	103,635	101,070	208,640	208,006

	$994,067	$978,868	$1,989,377	$1,958,803

The Company did not have significant sublease or impairment of right-of-use assets for the six months ended June 30, 2021 and 2020.

b.	Lease liabilities

	June 30, 2021	December 31, 2020	June 30, 2020
Lease liabilities
Current	$3,310,790	$3,381,571	$3,234,958
Noncurrent	6,025,595	6,215,096	6,381,335

	$9,336,385	$9,596,667	$9,616,293

Ranges of discount rates for lease liabilities were as follows:

	June 30, 2021	December 31, 2020	June 30, 2020
Land and buildings
Handsets base stations	0.37%~1.18%	0.46%~1.18%	0.53%~1.18%
Others	0.37%~9.00%	0.46%~9.00%	0.54%~9.00%
Equipment	0.37%~2.99%	0.46%~2.99%	0.53%~2.99%

c.	Important lease-in activities and terms

The Company mainly enters into lease-in agreements of land and buildings for handsets base stations located throughout Taiwan with lease terms ranging from 1 to 20 years. The lease agreements do not contain bargain purchase options to acquire the assets at the expiration of the respective leases. For majority of the lease-in agreements on handsets base station, the Company has the right to terminate the agreement prior to the expiration date if the Company is unable to build the required telecommunication equipment, either due to legal restrictions, controversial events, or other events.

The Company also leases land and buildings for the use of offices, server rooms, and stores with lease terms from 1 to 30 years. Most of the lease agreements for national land adjust the lease payment according to the changes of the announced land values by the authority. At the expiry of the lease term, the Company does not have bargain purchase options to acquire the assets.

The lease agreements for equipment include a contract between Chunghwa and ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. For the information of lease agreements with related parties, please refer to Note 38 to the consolidated financial statements for details.

d.	Other lease information

	Three Months Ended June 30		Six Months Ended June 30
	2021	2020	2021	2020
Expenses relating to low-value asset leases	$1,989	$1,707	$4,008	$3,548

Expenses relating to variable lease payments not included in the measurement of lease liabilities	$1,830	$1,303	$3,261	$2,450

Total cash outflow for leases			$1,942,323	$2,054,083

The Company leases certain equipment which qualify as low-value asset leases. The Company has elected to apply the recognition exemption and, thus, not to recognize right-of-use assets and lease liabilities for these leases.

Lease-out arrangements under operating leases for freehold property, plant, and equipment and investment properties were set out in Notes 15 and 17 to the consolidated financial statements.

17.	INVESTMENT PROPERTIES

Cost
Balance on January 1, 2020	$9,213,979
Additions	54,435

Balance on June 30, 2020	$9,268,414

(Continued)

Accumulated depreciation and impairment
Balance on January 1, 2020	$(1,044,586)
Depreciation expense	(10,260)

Balance on June 30, 2020	$(1,054,846)

Balance on January 1, 2020, net	$8,169,393

Balance on June 30, 2020, net	$8,213,568

Cost
Balance on January 1 and June 30, 2021	$10,662,450

Accumulated depreciation and impairment
Balance on January 1, 2021	$(1,041,128)
Depreciation expense	(21,136)

Balance on June 30, 2021	$(1,062,264)

Balance on January 1, 2021, net	$9,621,322

Balance on June 30, 2021, net	$9,600,186

(Concluded)

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvements	10~30 years
Buildings
Main buildings	35~60 years
Other building facilities	4~10 years

The fair values of the Company’s investment properties as of December 31, 2020 and 2019 were determined by Level 3 fair value measurements inputs based on the appraisal reports conducted by independent appraisers. The Company used the aforementioned appraisal reports as the basis to determine the fair values as of June 30, 2021 and 2020 because there was no material change in the economic environment or the market transaction price. Those appraisal reports are based on the comparison approach, income approach or cost approach. Key assumptions and the fair values were as follows:

	June 30, 2021	December 31, 2020	June 30, 2020
Fair value	$ 22,644,318	$ 22,644,318	$ 18,701,398

Overall capital interest rate	0.93%~3.03%	0.93%~3.03%	1.03%~4.04%
Profit margin ratio	12%~20%	12%~20%	12%~20%
Discount rate	—	—	—
Capitalization rate	0.73%~2.20%	0.73%~2.20%	0.79%~1.74%

All of the Company’s investment properties are held under freehold interest.

The future aggregate lease collection under operating lease for investment properties is as follows:

	June 30, 2021	December 31, 2020	June 30, 2020
Year 1	$114,205	$115,305	$109,916
Year 2	89,739	95,223	89,525
Year 3	69,550	75,285	70,855
Year 4	44,873	52,544	53,793
Year 5	30,981	37,588	32,860
Onwards	45,499	57,773	82,602

	$394,847	$433,718	$439,551

18.	INTANGIBLE ASSETS

	Mobile Broadband Concession	Computer Software	Goodwill	Others	Total
Cost
Balance on January 1, 2020	$59,965,000	$3,428,609	$236,200	$378,063	$64,007,872
Additions-acquired separately	48,373,000	91,642	—	2,686	48,467,328
Disposal	—	(310,370)	—	(9)	(310,379)
Effect of foreign exchange differences	—	(65)	—	(96)	(161)
Others	—	—	—	(45)	(45)

Balance on June 30, 2020	$108,338,000	$3,209,816	$236,200	$380,599	$112,164,615

Accumulated amortization and impairment
Balance on January 1, 2020	$(14,293,046)	$(2,498,825)	$(35,623)	$(133,853)	$(16,961,347)
Amortization expenses	(1,926,340)	(184,818)	—	(12,550)	(2,123,708)
Disposal	—	310,370	—	9	310,379
Effect of foreign exchange differences	—	51	—	33	84

Balance on June 30, 2020	$(16,219,386)	$(2,373,222)	$(35,623)	$(146,361)	$(18,774,592)

Balance on January 1, 2020, net	$45,671,954	$929,784	$200,577	$244,210	$47,046,525

Balance on June 30, 2020, net	$92,118,614	$836,594	$200,577	$234,238	$93,390,023

Cost
Balance on January 1, 2021	$108,338,000	$3,319,223	$291,206	$392,326	$112,340,755
Additions-acquired separately	—	65,748	—	2,815	68,563
Disposal	—	(223,163)	—	—	(223,163)
Effect of foreign exchange differences	—	(258)	—	(15)	(273)
Others	—	779	—	—	779

Balance on June 30, 2021	$108,338,000	$3,162,329	$291,206	$395,126	$112,186,661

Accumulated amortization and impairment
Balance on January 1, 2021	$(19,318,842)	$(2,532,910)	$(44,926)	$(159,517)	$(22,056,195)
Amortization expenses	(3,099,456)	(168,885)	—	(14,497)	(3,282,838)
Disposal	—	223,163	—	—	223,163
Effect of foreign exchange differences	—	247	—	4	251
Others	—	(26)	—	—	(26)

Balance on June 30, 2021	$(22,418,298)	$(2,478,411)	$(44,926)	$(174,010)	$(25,115,645)

Balance on January 1, 2021, net	$89,019,158	$786,313	$246,280	$232,809	$90,284,560

Balance on June 30, 2021, net	$85,919,702	$683,918	$246,280	$221,116	$87,071,016

For long-term business development, Chunghwa participated in the 5G mobile broadband license bidding hosted by the NCC and paid the deposit for 5G spectrum bidding amounting to $1,000,000 thousand in October 2019. Chunghwa paid $48,373,000 thousand, including the aforementioned deposit, in February 2020 for the aforementioned license to obtain 90MHz in the 3.5GHz spectrum and 600MHz in the 28GHz spectrum.

The concessions are granted and issued by the NCC. The concession fees are amortized using the straight-line method over the period from the date operations commence through the date the license expires or the useful life, whichever is shorter. The 4G concession fees will be fully amortized by December 2030 and December 2033 and 5G concession fees will be fully amortized by December 2040.

The computer software is amortized using the straight-line method over the estimated useful lives of 1 to 10 years. Other intangible assets are amortized using the straight-line method over the estimated useful lives of 1 to 20 years. Goodwill is not amortized.

19.	OTHER ASSETS

	June 30, 2021	December 31, 2020	June 30, 2020
Spare parts	$3,279,729	$2,156,136	$1,966,767
Refundable deposits	1,877,799	2,009,796	1,803,984
Other financial assets	1,000,000	1,000,000	1,000,000
Others	2,227,127	2,450,006	2,313,924

	$8,384,655	$7,615,938	$7,084,675

Current
Spare parts	$3,279,729	$2,156,136	$1,966,767
Others	223,485	192,961	121,551

	$3,503,214	$2,349,097	$2,088,318

Noncurrent
Refundable deposits	$1,877,799	$2,009,796	$1,803,984
Other financial assets	1,000,000	1,000,000	1,000,000
Others	2,003,642	2,257,045	2,192,373

	$4,881,441	$5,266,841	$4,996,357

Other financial assets—noncurrent was Piping Fund. As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute to a Piping Fund administered by the Taipei City Government. This fund was used to finance various telecommunications infrastructure projects. Net assets of this fund will be returned proportionately after the project is completed.

20.	HEDGING FINANCIAL INSTRUMENTS

Chunghwa’s hedge strategy is to enter into forward exchange contracts—buy to avoid its foreign currency exposure to certain foreign currency denominated equipment payments in the following six months. In addition, Chunghwa’s management considers the market condition to determine the hedge ratio and enters into forward exchange contracts with the banks to avoid the foreign currency risk.

Chunghwa signed equipment purchase contracts with suppliers and entered into forward exchange contracts to avoid foreign currency risk exposure to Euro-denominated purchase commitments. Those forward exchange contracts were designated as cash flow hedges. When forecast purchases actually take place, basis adjustments are made to the initial carrying amounts of hedged items.

For the hedges of highly probable forecast sales and purchases, as the critical terms (i.e. the notional amount, life and underlying) of the forward foreign exchange contracts and their corresponding hedged items are the same, the Company performs a qualitative assessment of effectiveness and it is expected that the value of the forward contracts and the value of the corresponding hedged items will systematically change in opposite direction in response to movements in the underlying exchange rates.

The main source of hedge ineffectiveness in these hedging relationships is the effect of credit risks of the Company and the counterparty on the fair value of the forward exchange contracts. Such credit risks do not impact the fair value of the hedged item attributable to changes in foreign exchange rates. No other sources of ineffectiveness emerged from these hedging relationships.

The following tables summarized the information relating to the hedges for foreign currency risk.

June 30, 2021

			Notional Amount			Forward	Line Item in	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge
Hedging Instruments	Currency		(In Thousands)		Maturity	Rate	Balance Sheet	Asset	Liability	Ineffectiveness
Cash flow hedge
Forecast purchases—forward exchange contracts	NT$	/EUR	NT$	777,654/ EUR 23,000	2021.09	$33.81	Hedging financial assets (liabilities)	$—	$14,013	$(15,765)

	Change in Value of Hedged Item Used for	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items	Calculating Hedge Ineffectiveness	Continuing Hedges	Hedge Accounting no Longer Applied
Cash flow hedge
Forecast equipment purchases	$15,765	$(14,013)	$—

December 31, 2020

			Notional Amount			Forward	Line Item in	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge
Hedging Instruments	Currency		(In Thousands)		Maturity	Rate	Balance Sheet	Asset	Liability	Ineffectiveness
Cash flow hedge
Forecast purchases—forward exchange contracts	NT$	/EUR	NT$	200,867/ EUR 5,831	2021.03	$34.45	Hedging financial assets (liabilities)	$1,752	$—	$1,425

	Change in Value of Hedged Item Used for	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items	Calculating Hedge Ineffectiveness	Continuing Hedges	Hedge Accounting No Longer Applied
Cash flow hedge
Forecast equipment purchases	$(1,425)	$1,752	$—

June 30, 2020

			Notional Amount			Forward	Line Item in	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge
Hedging Instruments	Currency		(In Thousands)		Maturity	Rate	Balance Sheet	Asset	Liability	Ineffectiveness
Cash flow hedge
Forecast purchases—forward exchange contracts	NT$	/EUR	NT$	180,934/ EUR5,500	2020.09	$32.90	Hedging financial assets (liabilities)	$2,358	$—	$2,031

	Change in Value of Hedged Item Used for	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items	Calculating Hedge Ineffectiveness	Continuing Hedges	Hedge Accounting no Longer Applied
Cash flow hedge
Forecast equipment purchases	$(2,031)	$2,358	$—

Six Months Ended June 30, 2021

	Comprehensive Income
				Reclassification from Equity to Profit or Loss and the Adjusted Line Item
Hedge Transaction	Hedging Gain or Loss Recognized in OCI	Amount of Hedge Ineffectiveness Recognized in Profit or Loss	Line Item in Which Hedge Ineffectiveness is Included	Amount Reclassified to P/ L and the Adjusted Line Item	Due to Hedged Future Cash Flows No Longer Expected to Occur
Cash flow hedge
Forecast equipment purchases	$(15,765)	$—	—	$3,722	$—
				Construction in progress and equipment to be accepted	Other gains and losses

Six Months Ended June 30, 2020

	Comprehensive Income
				Reclassification from Equity to Profit or Loss and the Adjusted Line Item
Hedge Transaction	Hedging Gain or Loss Recognized in OCI	Amount of Hedge Ineffectiveness Recognized in Profit or Loss	Line Item in Which Hedge Ineffectiveness is Included	Amount Reclassified to P/L and the Adjusted Line Item	Due to Hedged Future Cash Flows No Longer Expected to Occur
Cash flow hedge
Forecast equipment purchases	$2,031	$—	—	$385	$—
				Construction in progress and equipment to be accepted	Other gains and losses

21.	SHORT-TERM LOANS

	June 30, 2021	December 31, 2020	June 30, 2020
Unsecured bank loans	$60,000	$67,000	$60,000

The annual interest rates of bank loans were as follows:

	June 30, 2021	December 31, 2020	June 30, 2020
Unsecured bank loans	1.97%~2.43%	1.12%~2.33%	1.97%~2.23%

22.	SHORT-TERM BILLS PAYABLE

	June 30, 2021	December 31, 2020	June 30, 2020
Commercial paper payable	$—	$7,000,000	$16,000,000
Less: Discounts on commercial paper payable	—	(802)	(10,104)

	$—	$6,999,198	$15,989,896

The annual interest rates of commercial paper payable were as follows:

	June 30, 2021	December 31, 2020	June 30, 2020
Commercial paper payable	—	0.34%~0.36%	0.59%~0.69%

23.	LONG-TERM LOANS

	June 30, 2021	December 31, 2020	June 30, 2020
Secured bank loans (Note 39)	$1,600,000	$1,600,000	$1,600,000
Less: Current portion	(1,600,000)	(1,600,000)	—

	$—	$—	$1,600,000

The annual interest rates of loans were as follows:

	June 30, 2021	December 31, 2020	June 30, 2020
Secured bank loans	0.72%	0.72%	0.72%

LED obtained a secured loan from Chang Hwa Bank in September 2010. Interest is paid monthly. $300,000 thousand and $1,350,000 thousand were originally due in December 2014 and September 2015, respectively. In October 2014, the bank borrowing mentioned above was extended to September 2018 for one-time repayment. LED made an early repayment of $50,000 thousand in April 2015. LED entered into a contract with Chang Hwa Bank to renew the contract upon the maturity of the aforementioned contract in December 2017 and the due date of the renew contract is September 2021.

24.	BONDS PAYABLE

	June 30, 2021	December 31, 2020	June 30, 2020
Unsecured domestic bonds	$27,000,000	$20,000,000	$—
Less: Discounts on bonds payable	(25,512)	(19,728)	—

	$26,974,488	$19,980,272	$—

The major terms of unsecured domestic bonds issued by Chunghwa were as follows:

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment
2020-1	A	July 2020 to July 2025	$8,800,000	0.50%	One-time repayment upon maturity; interest payable annually
	B	July 2020 to July 2027	7,500,000	0.54%	The same as above
	C	July 2020 to July 2030	3,700,000	0.59%	The same as above
2021-1	A	April 2021 to April 2026	1,900,000	0.42%	The same as above
	B	April 2021 to April 2028	4,100,000	0.46%	The same as above
	C	April 2021 to April 2031	1,000,000	0.50%	The same as above

25.	TRADE NOTES AND ACCOUNTS PAYABLE

	June 30, 2021	December 31, 2020	June 30, 2020
Trade notes and accounts payable	$12,943,927	$15,590,814	$12,478,030

Trade notes and accounts payable were attributable to operating activities and the trading conditions were agreed separately.

26.	OTHER PAYABLES

	June 30, 2021	December 31, 2020	June 30, 2020
Accrued salary and compensation	$5,840,446	$9,449,659	$5,744,531
Payables to contractors	3,186,184	1,778,735	1,026,080
Accrued compensation to employees and remuneration to directors and supervisors	2,507,483	1,690,796	2,170,193
Amounts collected for others	1,415,601	1,307,728	1,305,996
Accrued maintenance costs	1,004,573	1,039,689	880,356
Payables to equipment suppliers	748,644	1,049,008	326,231
Accrued franchise fees	4,379	785,352	524,056
Payable on land (Note 15)	—	1,056,680	1,056,680
Others	6,717,405	5,830,315	7,609,018

	$21,424,715	$23,987,962	$20,643,141

27.	PROVISIONS

	June 30, 2021	December 31, 2020	June 30, 2020
Warranties	$208,390	$182,431	$167,099
Onerous contracts	177,474	170,433	66,371
Employee benefits	59,735	57,210	62,965
Others	4,097	4,097	4,397

	$449,696	$414,171	$300,832

Current	$317,774	$313,555	$199,592
Noncurrent	131,922	100,616	101,240

	$449,696	$414,171	$300,832

	Warranties	Onerous Contracts	Employee Benefits	Others	Total
Balance on January 1, 2020	$173,275	$66,907	$59,745	$4,397	$304,324
Additional / (reversal of) provisions recognized	51,624	(536)	3,220	—	54,308
Used / forfeited during the period	(57,800)	—	—	—	(57,800)

Balance on June 30, 2020	$167,099	$66,371	$62,965	$4,397	$300,832

Balance on January 1, 2021	$182,431	$170,433	$57,210	$4,097	$414,171
Additional provisions recognized	58,272	7,041	2,921	—	68,234
Used / forfeited during the period	(32,306)	—	(396)	—	(32,702)
Effect of foreign exchange differences	(7)	—	—	—	(7)

Balance on June 30, 2021	$208,390	$177,474	$59,735	$4,097	$449,696

a.

The provision for warranty claims represents the present value of the management’s best estimate of the future outflow of economic benefits that will be required under the Company’s obligation for warranties in sales agreements. The estimate has been made based on historical warranty experience.

b.	The provision for employee benefits represents vested long-term service compensation accrued.

c.

The provision for onerous contracts represents the present obligation resulting from the measurement for the unavoidable costs of meeting the Company’s contractual obligations exceed the economic benefits expected to be received from the contracts.

28.	RETIREMENT BENEFIT PLANS

Relevant pension costs for defined benefit plans which were determined by the pension cost rates of actuarial valuation as of December 31, 2020 and 2019 were as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2021	2020	2021	2020
Operating costs	$182,204	$302,123	$363,867	$602,796
Marketing expenses	91,232	150,248	183,120	301,158
General and administrative expenses	19,729	29,996	39,388	59,973
Research and development expenses	10,950	17,972	21,855	36,008

	$304,115	$500,339	$608,230	$999,935

29.	EQUITY

a.	Share capital

1)	Common stocks

	June 30, 2021	December 31, 2020	June 30, 2020
Number of authorized shares (thousand)	12,000,000	12,000,000	12,000,000

Authorized shares	$120,000,000	$120,000,000	$120,000,000

Number of issued and paid shares (thousand)	7,757,447	7,757,447	7,757,447

Issued shares	$77,574,465	$77,574,465	$77,574,465

Each issued common stock with par value of $10 is entitled the right to vote and receive dividends.

2)	Global depositary receipts

The MOTC and some stockholders sold some common stocks of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) (one ADS represents 10 common stocks) in July 2003, August 2005, and September 2006. The ADSs were traded on the New York Stock Exchange since July 17, 2003. As of June 30, 2021, the outstanding ADSs were 225,375 thousand common stocks, which equaled 22,537 thousand units and represented 2.91% of Chunghwa’s total outstanding common stocks.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders are entitled to, through deposit agents:

a)	Exercise their voting rights,

b)	Sell their ADSs, and

c)	Receive dividends declared and subscribe to the issuance of new shares.

b.	Additional paid-in capital

The adjustments of additional paid-in capital for the six months ended June 30, 2021 and 2020 were as follows:

	Share Premium	Movements of Additional Paid-in Capital for Associates and Joint Ventures Accounted for Using Equity Method	Movements of Additional Paid-in Capital Arising from Changes in Equities of Subsidiaries	Difference between Consideration Received and Carrying Amount of the Subsidiaries’ Net Assets upon Disposal	Donated Capital	Stockholders’ Contribution due to Privatization	Total
Balance on January 1, 2020	$147,329,386	$208,746	$2,062,250	$987,611	$19,914	$20,648,078	$171,255,985
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	(5,680)	—	—	—	—	(5,680)
Change in additional paid-in capital for not proportionately participating in the capital increase of subsidiaries	—	—	(103)	—	—	—	(103)
Share-based payment transactions of subsidiaries	—	—	23,989	—	—	—	23,989

Balance on June 30, 2020	$147,329,386	$203,066	$2,086,136	$987,611	$19,914	$20,648,078	$171,274,191

Balance on January 1, 2021	$147,329,386	$186,828	$2,087,957	$987,611	$21,519	$20,648,078	$171,261,379
Share-based payment transactions of subsidiaries	—	—	15,568	—	—	—	15,568

Balance on June 30, 2021	$147,329,386	$186,828	$2,103,525	$987,611	$21,519	$20,648,078	$171,276,947

Additional paid-in capital from share premium, donated capital and the difference between consideration received and the carrying amount of the subsidiaries’ net assets upon disposal may be utilized to offset deficits. Furthermore, when Chunghwa has no deficit, it may be distributed in cash or capitalized, which however is limited to a certain percentage of Chunghwa’s paid-in capital except the additional paid-in capital arising from unclaimed dividend can only be utilized to offset deficits.

The additional paid-in capital from movements of paid-in capital arising from changes in equities of subsidiaries may only be utilized to offset deficits.

Among additional paid-in capital from movements of investments in associates and joint ventures accounted for using equity method, the portion arising from the difference between consideration received and the carrying amount of the subsidiaries net assets upon disposal may be utilized to offset deficits; furthermore, when the Company has no deficit, it may be distributed in cash or capitalized. However, other additional paid-in capital recognized in proportion of share ownership may only be utilized to offset deficits.

c.	Retained earnings and dividends policy

In accordance with the Chunghwa’s Articles of Incorporation, Chunghwa must pay all outstanding taxes, offset deficits in prior years and set aside a legal reserve equal to 10% of its net income before distributing a dividend or making any other distribution to stockholders, except when the accumulated amount of such legal reserve equals to Chunghwa’s total issued capital, and depending on its business needs or requirements, may also set aside or reverse special reserves. No less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed as stockholders’ dividends, of which cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividend to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common stocks.

Chunghwa should appropriate or reverse a special reserve in accordance with Rule No. 1010012865 issued by the FSC and the directive entitled “Questions and Answers on Special Reserves Appropriated Following the Adoption of Taiwan-IFRSs”. Distributions can be made out of any subsequent reversal of the debit to other equity items.

The appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa. This reserve can only be used to offset a deficit, or, when the legal reserve has exceeded 25% of Chunghwa’s paid-in capital, the excess may be transferred to capital or distributed in cash.

The appropriations of the 2020 earnings of Chunghwa proposed by the Chunghwa’s Board of Directors on February 23, 2021 and the appropriations of the 2019 earnings of Chunghwa approved by the stockholders in their meetings on May 29, 2020 were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal Year 2020	For Fiscal Year 2019	For Fiscal Year 2020	For Fiscal Year 2019
Cash dividends	$33,403,565	$32,782,969	$4.306	$4.226

Chunghwa suspended the originally scheduled stockholder’s meeting in response to FSC’s announcement: “For pandemic prevention, the FSC demands public companies to postpone their shareholders’ meetings”. The stockholders’ meeting will be held on August 20, 2021. However, the voting result by way of electronic transmission regarding the appropriation of 2020 earnings reached the legal resolution threshold and Chunghwa adjusted the related amount accordingly. Information of the appropriation of Chunghwa’s earnings proposed by the Board of Directors and approved by the stockholders is available on the Market Observation Post System website.

d.	Others

1)	Exchange differences arising from the translation of the foreign operations

The exchange differences arising from the translation of the foreign operations from their functional currency to New Taiwan dollars were recognized as exchange differences arising from the translation of the foreign operations in other comprehensive income.

2)	Unrealized gain or loss on financial assets at FVOCI

	Six Months Ended June 30
	2021	2020
Beginning balance	$1,239,901	$836,598
Unrealized gain or loss for the period
Equity instruments	(1,007,526)	(430,291)
Transferred accumulated gain or loss to unappropriated earnings resulting from the disposal of equity instruments (Note 8)	(94,392)	—

Ending balance	$137,983	$406,307

e.	Noncontrolling interests

	Six Months Ended June 30
	2021	2020
Beginning balance	$11,327,441	$10,283,522
Shares attributed to noncontrolling interests
Net income for the period	638,619	542,976
Exchange differences arising from the translation of the foreign operations	2,497	(7,313)
Unrealized gain or loss on financial assets at FVOCI	(2,884)	(15,418)
Share of other comprehensive loss of associates and joint ventures accounted for using equity method	(651)	(418)
Cash dividends distributed by subsidiaries	(574,732)	(775,420)
Changes in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	47
Change in additional paid-in capital for not proportionately participating in the capital increase of subsidiaries	—	103
Share-based payment transactions of subsidiaries	46,343	50,929

Ending balance	$11,436,633	$10,079,008

30.	REVENUES

	Three Months Ended June 30		Six Months Ended June 30
	2021	2020	2021	2020
Revenue from contracts with customers	$49,288,821	$47,493,326	$99,103,657	$95,365,088

Other revenues
Rental income	237,489	192,050	464,568	395,976
Others	74,825	122,488	133,905	196,799

	312,314	314,538	598,473	592,775

	$49,601,135	$47,807,864	$99,702,130	$95,957,863

For the information of performance obligations related to customer contracts, please refer to Note 3 Summary of Significant Accounting Policies to the consolidated financial statements for the year ended December 31, 2020 for details.

a.	Disaggregation of revenue

Six months ended June 30, 2021

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total
Main Products and Service Revenues
Mobile services revenue	$—	$28,482,692	$—	$—	$—	$28,482,692
Sales of products	1,053,681	16,139,308	32,002	5,093	2,510,766	19,740,850
Local telephone and domestic long distance telephone services revenue	12,798,271	—	—	—	—	12,798,271
Broadband access and domestic leased line services revenue	11,353,060	—	—	—	—	11,353,060
Data communications internet services revenue	—	—	10,991,222	—	—	10,991,222
International network and leased line services revenue	—	—	—	2,215,167	—	2,215,167
Others	5,423,976	547,190	4,288,895	2,115,079	1,147,255	13,522,395

	$30,628,988	$45,169,190	$15,312,119	$4,335,339	$3,658,021	$99,103,657

Six months ended June 30, 2020

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total
Main Products and Service Revenues
Mobile services revenue	$—	$28,295,872	$—	$—	$—	$28,295,872
Sales of products	981,015	14,838,635	51,196	161,933	2,016,224	18,049,003
Local telephone and domestic long distance telephone services revenue	13,277,167	—	—	—	—	13,277,167
Broadband access and domestic leased line services revenue	11,146,045	—	—	—	—	11,146,045
Data communications internet services revenue	—	—	10,660,413	—	—	10,660,413
International network and leased line services revenue	—	—	—	2,098,628	—	2,098,628
Others	4,647,209	469,959	4,075,569	2,147,205	498,018	11,837,960

	$30,051,436	$43,604,466	$14,787,178	$4,407,766	$2,514,242	$95,365,088

b.	Contract balances

	June 30, 2021	December 31, 2020	June 30, 2020	January 1, 2020
Trade notes and accounts receivable (Note 9)	$21,952,194	$22,621,902	$26,710,646	$26,407,783

Contract assets
Products and service bundling	$6,988,139	$7,232,134	$6,864,176	$6,942,974
Others	766,105	612,206	127,377	115,993
Less: Loss allowance	(17,532)	(17,792)	(16,653)	(16,858)

	$7,736,712	$7,826,548	$6,974,900	$7,042,109

Current	$5,354,120	$5,331,246	$4,518,827	$4,441,196
Noncurrent	2,382,592	2,495,302	2,456,073	2,600,913

	$7,736,712	$7,826,548	$6,974,900	$7,042,109

(Continued)

	June 30, 2021	December 31, 2020	June 30, 2020	January 1, 2020
Contract liabilities
Telecommunications business	$13,021,233	$13,601,662	$12,601,083	$12,771,621
Project business	7,038,570	6,686,561	11,913,132	10,360,428
Products and service bundling	9,487	16,404	26,114	38,570
Others	532,537	421,166	416,992	510,696

	$20,601,827	$20,725,793	$24,957,321	$23,681,315

Current	$13,578,360	$13,436,706	$18,190,895	$16,839,830
Noncurrent	7,023,467	7,289,087	6,766,426	6,841,485

	$20,601,827	$20,725,793	$24,957,321	$23,681,315

(Concluded)

The changes in the contract asset and the contract liability balances primarily result from the timing difference between the satisfaction of performance obligations and the payments collected from customers.

The Company applies the simplified approach to recognize expected credit losses prescribed by IFRS 9, which permits the use of lifetime expected loss provision for receivables. Contract assets will be reclassified to trade receivables when the corresponding invoice is billed to the client. Contract assets have substantially the same risk characteristics as the trade receivables of the same types of contracts. Therefore, the Company concluded that the expected loss rates for trade receivables can be applied to the contract assets.

c.	Incremental costs of obtaining contracts

	June 30, 2021	December 31, 2020	June 30, 2020
Noncurrent
Incremental costs of obtaining contracts	$944,972	$999,593	$955,755

The Company considered the past experience and the default clauses in the telecommunications service contracts and believes the commissions and equipment subsidies paid for obtaining such contracts are expected to be recoverable, therefore, such costs were capitalized. Amortization expenses for the three months and six months ended June 30, 2021 were $200,530 thousand and $395,410 thousand, respectively. Amortization expenses for the three months and six months ended June 30, 2020 were $193,622 thousand and $390,281 thousand, respectively.

31.	NET INCOME

a.	Other income and expenses

	Three Months Ended June 30		Six Months Ended June 30
	2021	2020	2021	2020
Gain (loss) on disposal of property, plant and equipment, net	$221	$(11,154)	$2,790	$(11,834)

b.	Other income

	Three Months Ended June 30		Six Months Ended June 30
	2021	2020	2021	2020
Rental income	$16,317	$17,171	$32,389	$35,144
Dividend income	—	236,296	—	236,296
Others	32,561	32,959	58,460	58,178

	$48,878	$286,426	$90,849	$329,618

c.	Other gains and losses

	Three Months Ended June 30		Six Months Ended June 30
	2021	2020	2021	2020
Valuation gain (loss) on financial assets and liabilities at fair value through profit or loss, net	$90,028	$(55,796)	$223,869	$(68,170)
Foreign currency exchange gain or loss, net	20,568	(10,276)	58,772	60,794
Gain (loss) on disposal of financial instruments, net	114	—	300	(1,788)
Others	(15,988)	(868)	(24,098)	(13,787)

	$94,722	$(66,940)	$258,843	$(22,951)

d.	Interest expenses

	Three Months Ended June 30		Six Months Ended June 30
	2021	2020	2021	2020
Interest on bonds payable	$32,944	$—	$60,363	$—
Interest on lease liabilities	17,368	20,548	35,328	42,020
Interest paid to financial institutions	3,760	27,460	9,082	48,094
Others	944	—	969	281

	$55,016	$48,008	$105,742	$90,395

e.	Impairment loss (reversal of impairment loss)

	Three Months Ended June 30		Six Months Ended June 30
	2021	2020	2021	2020
Contract assets	$(367)	$(146)	$(260)	$(205)

Trade notes and accounts receivable	$36,981	$99,197	$79,732	$105,127

Other receivables	$6,712	$(1,210)	$7,423	$(944)

Inventories	$(436)	$172,089	$32,483	$195,690

f.	Depreciation and amortization expenses

	Three Months Ended June 30		Six Months Ended June 30
	2021	2020	2021	2020
Property, plant and equipment	$6,907,714	$6,705,732	$13,749,984	$13,479,949
Right-of-use assets	994,067	978,868	1,989,377	1,958,803
Investment properties	10,568	5,130	21,136	10,260
Intangible assets	1,641,801	1,064,685	3,282,838	2,123,708
Incremental costs of obtaining contracts	200,530	193,622	395,410	390,281

Total depreciation and amortization expenses	$9,754,680	$8,948,037	$19,438,745	$17,963,001

Depreciation expenses summarized by functions
Operating costs	$7,462,422	$7,212,208	$14,846,673	$14,490,102
Operating expenses	449,927	477,522	913,824	958,910

	$7,912,349	$7,689,730	$15,760,497	$15,449,012

Amortization expenses summarized by functions
Operating costs	$1,790,341	$1,203,739	$3,574,977	$2,403,012
Marketing expenses	23,419	23,346	47,075	46,380
General and administrative expenses	17,399	20,247	35,191	42,799
Research and development expenses	11,172	10,975	21,005	21,798

	$1,842,331	$1,258,307	$3,678,248	$2,513,989

g.	Employee benefit expenses

	Three Months Ended June 30		Six Months Ended June 30
	2021	2020	2021	2020
Post-employment benefit
Defined contribution plans	$194,423	$169,925	$386,970	$337,217
Defined benefit plans	304,115	500,339	608,230	999,935

	498,538	670,264	995,200	1,337,152

Share-based payment
Equity-settled share-based payment	5,182	1,645	9,243	3,291

Other employee benefit	10,712,083	10,538,597	21,261,184	21,082,665

Total employee benefit expenses	$11,215,803	$11,210,506	$22,265,627	$22,423,108

(Continued)

	Three Months Ended June 30		Six Months Ended June 30
	2021	2020	2021	2020
Summary by functions
Operating costs	$5,812,416	$5,758,505	$11,504,947	$11,485,877
Operating expenses	5,403,387	5,452,001	10,760,680	10,937,231

	$11,215,803	$11,210,506	$22,265,627	$22,423,108

(Concluded)

Chunghwa distributes employees’ compensation at the rates from 1.7% to 4.3% and remuneration to directors not higher than 0.17%, respectively, of pre-tax income.

If there is a change in the proposed amounts after the annual consolidated financial statements are authorized for issue, the difference is recorded as a change in accounting estimate.

The compensation to the employees and remuneration to the directors of 2020 and 2019 approved by the Board of Directors on February 23, 2021 and February 26, 2020, respectively, were as follows. The compensation to the employees and remuneration to the directors of 2020 will be reported to the stockholders in their meeting planned to be held on August 20, 2021:

	Cash
	2020	2019
Compensation distributed to the employees	$1,202,448	$1,126,194
Remuneration paid to the directors	35,803	35,210

There was no difference between the initial accrued amounts recognized in 2020 and 2019 and the amounts approved by the Board of Directors in 2021 and 2020 of the aforementioned compensation to employees and the remuneration to directors.

Information of the appropriation of Chunghwa’s employees compensation and remuneration to directors and those approved by the Board of Directors is available on the Market Observation Post System website.

32.	INCOME TAX

a.	Income tax recognized in profit or loss

The major components of income tax expense were as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2021	2020	2021	2020
Current tax
Current tax expenses recognized for the period	$2,164,804	$2,070,289	$4,282,592	$4,158,240
Income tax on unappropriated earnings	31,245	11,527	31,245	11,527

(Continued)

	Three Months Ended June 30		Six Months Ended June 30
	2021	2020	2021	2020
Income tax adjustments on prior years	$(67,241)	$(17,606)	$(96,963)	$(17,606)
Others	219	1,964	373	2,107

	2,129,027	2,066,174	4,217,247	4,154,268

Deferred tax
Deferred tax expenses recognized for the period	60,875	(3,670)	173,858	12,276
Income tax adjustments on prior years	5,579	27,739	3,094	27,739

	66,454	24,069	176,952	40,015

Income tax recognized in profit or loss	$2,195,481	$2,090,243	$4,394,199	$4,194,283

(Concluded)

The applicable tax rate used by the entities subject to the Income Tax Act of the Republic of China is 20%, while the applicable tax rate used by subsidiaries in China is 25%. Tax rates used by other entities of the Company operating in other jurisdictions are based on the tax laws in those jurisdictions.

In July 2019, the President of the ROC announced the amendments to the Statute of Industrial Innovation, which stipulate that the unappropriated earnings in 2018 and thereafter that are used to build or acquire certain assets or technologies are allowed as deduction when computing the income tax on unappropriated earnings. The Company has deducted the reinvested capital expenditure while calculating income tax on unappropriated earnings.

b.	Income tax examinations

Income tax returns of Chunghwa, SENAO and HHI have been examined by the tax authorities through 2018. Income tax returns of ISPOT, Youth, Youyi, Aval, Wiin, SENYOUNG, Senaolife, CHYP, CHSI, LED, CHI, CHPT, SFD, CLPT, CHTSC, CHIEF, Unigate, SHE, CHST, IISI and UTC have been examined by the tax authorities through 2019.

33.	EARNINGS PER SHARE (“EPS”)

Net income and weighted average number of common stocks used in the calculation of earnings per share were as follows:

Net Income

	Three Months Ended June 30		Six Months Ended June 30
	2021	2020	2021	2020
Net income used to compute the basic earnings per share
Net income attributable to the parent	$8,947,528	$8,574,040	$17,752,472	$16,857,374

(Continued)

	Three Months Ended June 30		Six Months Ended June 30
	2021	2020	2021	2020
Assumed conversion of all dilutive potential common stocks
Employee stock options and employee compensation of subsidiaries	$(776)	$(553)	$(1,816)	$(2,093)

Net income used to compute the diluted earnings per share	$8,946,752	$8,573,487	$17,750,656	$16,855,281

(Concluded)

Weighted Average Number of Common Stocks

(Thousand Shares)

	Three Months Ended June 30		Six Months Ended June 30
	2021	2020	2021	2020
Weighted average number of common stocks used to compute the basic earnings per share	7,757,447	7,757,447	7,757,447	7,757,447
Assumed conversion of all dilutive potential common stocks
Employee compensation	1,650	1,323	6,447	5,751

Weighted average number of common stocks used to compute the diluted earnings per share	7,759,097	7,758,770	7,763,894	7,763,198

As Chunghwa may settle the employee compensation in shares or cash, Chunghwa shall presume that it will be settled in shares and take those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect. The dilutive effect of the shares needs to be considered until the approval of the number of shares to be distributed to employees as compensation in the following year.

34.	SHARE-BASED PAYMENT ARRANGEMENT

a.	CHIEF share-based compensation plan (“CHIEF Plan”) described as follows:

Effective Date for Plan Registration	Resolution Date by CHIEF’s Board of Directors	Stock Options Units	Exercise Price (NT$)
2020.09.16	2020.10.26	200.00		$206.00
2017.12.18	2018.10.31	50.00		$138.70
			(Original price$	147.00)
	2017.12.19	950.00		$132.70
			(Original price$	147.00)

(Continued)

Effective Date for Plan Registration	Resolution Date by CHIEF’s Board of Directors	Stock Options Units	Exercise Price (NT$)
2015.11.17	2015.10.22	2,000.00		$34.40
			(Originalprice$	43.00)

(Concluded)

Each option is eligible to subscribe for one thousand common stocks when exercisable. The options are granted to specific employees that meet the vesting conditions. The CHIEF Plan has an exercise price adjustment formula upon the changes in common stocks or distribution of cash dividends. The options of the CHIEF Plan are valid for five years and the graded vesting schedule will vest two years after the grant date.

The Board of Directors of CHIEF resolved to issue stock options on October 26, 2020 and authorized the chairman to decide the grant date. Afterwards, the grant date was decided as November 13, 2020.

The compensation costs for stock options for the three months and six months ended June 30, 2021 and 2020 were as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2021	2020	2021	2020
Granted on November 13, 2020	$2,433	$—	$4,865	$—
Granted on October 31, 2018	42	138	84	276
Granted on December 19, 2017	34	72	86	144

	$2,509	$210	$5,035	$420

Information about CHIEF’s outstanding stock options for the six months ended June 30, 2021 and 2020 was as follows:

	Six Months Ended June 30, 2021
	Granted on November 13, 2020		Granted on October 31, 2018		Granted on December 19, 2017
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the period	200.00	$206.00	21.00	$138.70	427.50	$132.70
Options exercised	—	—	—	—	(213.75)	132.70
Options forfeited	(6.00)	—	—	—	(0.50)	—

Options outstanding at end of the period	194.00	206.00	21.00	138.70	213.25	132.70

Options exercisable at end of the period	—	—	—	—	—	—

	Six Months Ended June 30, 2020
	Granted on October 31, 2018		Granted on December 19, 2017		Granted on October 22, 2015
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the period	46.00	$141.70	897.00	$135.60	314.25	$34.40
Options exercised	—	—	(448.50)	135.60	(314.25)	34.40
Options forfeited	(4.00)	—	(17.00)	—	—	—

Options outstanding at end of the period	42.00	141.70	431.50	135.60	—	—

Options exercisable at end of the period	—	—	—	—	—	—

As of June 30, 2021, information about employee stock options outstanding was as follows:

Granted on November 13, 2020
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$ 206.00	194.00	4.37	$206.00	—	$—

Granted on October 31, 2018
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$ 138.70	21.00	2.33	$138.70	—	$—

Granted on December 19, 2017
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$ 132.70	213.25	1.46	$132.70	—	$—

As of June 30, 2021, all the stock options granted on October 22, 2015 were exercised or forefeited.

As of December 31, 2020, information about employee stock options outstanding was as follows:

Granted on November 13, 2020
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$ 206.00	200.00	4.87	$206.00	—	$—

Granted on October 31, 2018
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$ 138.70	21.00	2.83	$138.70	—	$—

Granted on December 19, 2017
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$ 132.70	427.50	1.96	$132.70	213.75	$132.70

As of December 31, 2020, all the stock options granted on October 22, 2015 were exercised or forfeited.

As of June 30, 2020, information about employee stock options outstanding was as follows:

Granted on October 31, 2018
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$ 141.70	42.00	3.33	$141.70	—	$—

Granted on December 19, 2017
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$ 135.60	431.50	2.46	$135.60	—	$—

As of June 30, 2020, all the stock options granted on October 22, 2015 were exercised or forfeited.

CHIEF used the fair value method to evaluate the options using the Black-Scholes model and binomial option pricing model and the related assumptions and the fair value of the options were as follows:

	Stock Options Granted on November 13, 2020	Stock Options Granted on October 31, 2018	Stock Options Granted on December 19, 2017	Stock Options Granted on October 22, 2015
Grant-date share price (NT$)	$356.00	$166.00	$95.92	$39.55
Exercise price (NT$)	$206.00	$147.00	$147.00	$43.00
Dividend yield	—	—	—	—
Risk-free interest rate	0.18%	0.72%	0.62%	0.86%
Expected life	5 years	5 years	5 years	5 years
Expected volatility	34.61%	16.60%	17.35%	21.02%
Weighted average fair value of grants (NT$)	$173,893	$33,540	$2,318	$4,863

The expected volatility for the options granted in 2020 was based on CHIEF’s average annualized historical share price volatility from June 5, 2018, CHIEF’s listing date on Taipei Exchange, to the grant date. The expected volatilities for the options granted from 2015 to 2018 were based on the average annualized historical share price volatility of CHIEF’s comparable companies before the grant date.

b.	CHTSC share-based compensation plan (“CHTSC Plan”) described as follows:

The Board of Directors of CHTSC resolved to issue 4,500 and 3,500 stock options on December 20, 2019 and February 20, 2021, respectively. Each option is eligible to subscribe for one thousand common stocks when exercisable and the exercise price are both $19.085 per share. The options are granted to specific employees that meet the vesting conditions. The CHTSC Plan has an exercise price adjustment formula upon the changes in common stocks. The options of the CHTSC Plan are valid for five years and the graded vesting schedule will vest one year after the grant date.

The compensation costs for stock options for the three months and six months ended June 30, 2021 and 2020 were as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2021	2020	2021	2020
Granted on February 20, 2021	$1,602	$—	$2,293	$—
Granted on December 20, 2019	731	1,435	1,462	2,871

	$2,333	$1,435	$3,755	$2,871

Information about CHTSC’s outstanding stock options for the six months ended June 30, 2021 and 2020 were as follows:

	Six Months Ended June 30, 2021
	Granted on February 20, 2021		Granted on December 20, 2019
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the period	—	$—	4,328	$19.085
Options granted	3,500	19.085	—	—
Options exercised	—	—	(1,082)	19.085
Options forfeited	(56)	—	(48)	—

Options outstanding at end of the period	3,444	19.085	3,198	19.085

Options exercisable at end of the period	—	—	—	—

	Six Months Ended June 30, 2020
	Granted on December 20, 2019
	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning and end of the period	4,500	$19.085

Options exercisable at end of the period	—	—

As of June 30, 2021, information about employee stock options outstanding was as follows:

Granted on February 20, 2021
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$ 19.085	3,444	4.64	$19.085	—	$—

Granted on December 20, 2019
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$ 19.085	3,198	3.47	$19.085	—	$—

As of December 31, 2020, information about employee stock options outstanding was as follows:

Granted on December 20, 2019
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$ 19.085	4,328	3.97	$19.085	1,082	$19.085

As of June 30, 2020, information about employee stock options outstanding was as follows:

Granted on December 20, 2019
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$ 19.085	4,500	4.47	$19.085	—	$—

CHTSC used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

	Stock Options Granted on Ferbuary 20, 2021	Stock Options Granted on December 20, 2019
Grant-date share price (NT$)	$23.73	$20.17
Exercise price (NT$)	$19.085	$19.085
Dividend yield	15.20%	12.49%
Risk-free interest rate	0.25%	0.54%
Expected life	5 years	5 years
Expected volatility	47.35%	42.41%
Weighted average fair value of grants (NT$)	$3,332	$2,470

Expected volatility was based on the average annualized historical share price volatility of CHTSC’s comparable companies before the grant date.

c.	IISI share-based compensation plan (“IISI Plan”) described as follows:

IISI issued 1,665 and 1,335 stock options in January 2014 and August 2013, respectively. Each option is eligible to subscribe for one thousand common stocks when exercisable. The options are granted to specific employees of IISI and its subsidiaries that meet the vesting conditions. The options of the IISI Plan are valid for seven years and the graded vesting schedule will vest at certain percentages starting from two years after the grant date. The exercise price of the original options is $14 per share. After the options are issued, if the common stocks of IISI change, the exercise price of the options should be adjusted according to the prescribed formula.

No compensation cost of stock options granted was recognized for the six months ended June 30, 2021.

Information about IISI’s outstanding stock options for the six months ended June 30, 2021 was as follows:

	Six Months Ended June 30, 2021
	Granted in January 2014
	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the period	530.00	$14.00
Options exercised	(261.00)	14.00
Options forfeited	(269.00)	—

Options outstanding at end of the period	—	—

Options exercisable at end of the period	—	—

As of June 30, 2021, all the stock options granted in 2014 and 2013 were exercised or forfeited.

As of December 31, 2020, information about employee stock options outstanding was as follows:

Granted in January 2014
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$ 14.00	530.00	0.04	$14.00	530.00	$14.00

As of December 31, 2020, all the stock options granted in 2013 were exercised or forfeited.

IISI used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

	Stock Options Granted in January 2014	Stock Options Granted in August 2013
Grant-date share price (NT$)	$14.51	$12.51
Exercise price (NT$)	$14.00	$14.00
Dividend yield	6%	6%
Risk-free interest rate	1.16%-1.32%	1.20%-1.39%
Expected life	4.5-5.5 years	4.5-5.5 years
Expected volatility	35.28%-35.97%	36.01%-36.62%
Weighted average fair value of grants (NT$)	$14.51	$12.51

Expected volatility was based on the average annualized historical share price volatility of IISI’s comparable companies before the grant date.

d.	CLPT share-based compensation plan (“CLPT Plan”) described as follows:

The Board of Directors of CLPT resolved to issue 690 stock options on February 26, 2021. Each option is eligible to subscribe for one thousand common stocks when exercisable and the exercise price is $16.87 per share. The options are granted to specific employees that meet the vesting conditions. The CLPT Plan has an exercise price adjustment formula upon the changes in common stocks or distribution of cash dividends. The options of the CLPT Plan are valid for four years and the graded vesting schedule will vest two years after the grant date.

The compensation costs were $340 thousand and $453 thousand for the three months and six months ended June 30, 2021, respectively.

Information about CLPT’s outstanding stock options for the six months ended June 30, 2021 was as follows:

	Six Months Ended June 30, 2021
	Granted on February 26, 2021
	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the period	—	$—
Options granted	690	16.87

Options outstanding at end of the period	690	16.87

Options exercisable at end of the period	—	—

As of June 30, 2021, information about employee stock options outstanding was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$ 16.87	690	3.66	$16.87	—	$—

CLPT used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted on February 26, 2021
Grant-date share price (NT$)	$17.63
Exercise price (NT$)	$16.87
Dividend yield	—
Risk-free interest rate	0.31%
Expected life	4 years
Expected volatility	35.22%
Weighted average fair value of grants (NT$)	$4,750

Expected volatility was based on the average annualized historical share price volatility of CLPT’s comparable companies before the grant date.

35.	CASH FLOW INFORMATION

Except for those disclosed in other notes, the Company entered into the following non-cash investing and financing activities:

Investing activities	Six Months Ended June 30
	2021	2020
Increase in property, plant and equipment	$15,051,413	$9,461,606
Changes in other payables	(55,690)	(217,983)

Acquisition of property, plant and equipment	$14,995,723	$9,243,623

Increase in intangible assets	$68,563	$48,467,328
Changes in other assets	—	(1,000,000)

Acquisition of intangible assets	$68,563	$47,467,328

Disposal of financial assets at fair value through other comprehensive income	$2,635,568	$—
Changes in other current monetary assets	270,321	—

Proceeds from disposal of financial assets at fair value through other comprehensive income	$2,905,889	$—

Financing Activities

	Balance on January 1, 2021	Cash Flows From Financing Activities	Changes In Non-Cash Transactions		Cash Flows From Operation Activities— Interest Paid	Balance on June 30, 2021
			New Leases	Others
Lease liabilities	$9,596,667	$(1,899,726)	$1,783,993	$(109,221)	$(35,328)	$9,336,385

	Balance on January 1, 2020	Cash Flows From Financing Activities	Changes In Non-Cash Transactions		Cash Flows From Operation Activities— Interest Paid	Balance on June 30, 2020
			New Leases	Others
Lease liabilities	$9,758,138	$(2,006,065)	$2,085,205	$(178,965)	$(42,020)	$9,616,293

36.	CAPITAL MANAGEMENT

The Company manages its capital to ensure that entities in the Company will be able to continue as going concerns while maximizing the return to stakeholders through the optimization of the debt and equity balance.

The capital structure of the Company consists of debt of the Company and the equity attributable to the parent.

Some consolidated entities are required to maintain minimum paid-in capital amount as prescribed by the applicable laws.

The management reviews the capital structure of the Company as needed. As part of this review, the management considers the cost of capital and the risks associated with each class of capital. According to the management’s suggestions, the Company maintains a balanced capital structure through paying cash dividends, increasing its share capital, purchasing outstanding shares, and issuing new debt or repaying debt.

37.	FINANCIAL INSTRUMENTS

Fair Value Information

The fair value measurement guidance establishes a framework for measuring fair value and expands disclosure about fair value measurements. The standard describes a fair value hierarchy based on three levels of inputs that may be used to measure fair value. These levels are:

Level 1 fair value measurements: These measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 fair value measurements: These measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 fair value measurements: These measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

a.	Financial instruments that are not measured at fair value but for which fair value is disclosed

Except those listed in the table below, the Company considers that the carrying amounts of financial assets and liabilities not measured at fair value approximate their fair values or the fair values cannot be reliable estimated.

	June 30, 2021		December 31, 2020		June 30, 2020
	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial liabilities
Financial liabilities measured at amortized cost
Bonds payable	$26,974,488	$27,091,274	$19,980,272	$20,078,098	$—	$—

The fair value of bonds payable is measured using Level 2 inputs. The valuation of fair value is based on the quoted market prices provided by third party pricing services.

b.	Financial instruments that are measured at fair value on a recurring basis

June 30, 2021

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Listed stocks	$2,326	$—	$—	$2,326
Non-listed stocks	—	—	903,625	903,625

	$2,326	$—	$903,625	$905,951

Financial assets at FVOCI
Listed stocks	$149,746	$—	$—	$149,746
Non-listed stocks	—	—	3,486,217	3,486,217

	$149,746	$—	$3,486,217	$3,635,963

Financial liabilities at FVTPL
Derivatives	$—	$967	$—	$967

Hedging financial liabilities	$—	$14,013	$—	$14,013

December 31, 2020

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivatives	$—	$2,271	$—	$2,271
Listed stocks	7,626	—	—	7,626
Non-listed stocks	—	—	677,202	677,202

	$7,626	$2,271	$677,202	$687,099

Hedging financial assets	$—	$1,752	$—	$1,752

(Continued)

	Level 1	Level 2	Level 3	Total
Financial assets at FVOCI
Listed stocks	$2,754,175	$—	$—	$2,754,175
Non-listed stocks	—	—	4,438,999	4,438,999

	$2,754,175	$—	$4,438,999	$7,193,174

Financial liabilities at FVTPL
Derivatives	$—	$143	$—	$143

(Concluded)

June 30, 2020

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivatives	$—	$1,051	$—	$1,051
Listed stocks	7,439	—	—	7,439
Non-listed stocks	—	—	709,137	709,137

	$7,439	$1,051	$709,137	$717,627

Hedging financial assets	$—	$2,358	$—	$2,358

Financial assets at FVOCI
Listed stocks	$2,294,860	$—	$—	$2,294,860
Non-listed stocks	—	—	4,605,075	4,605,075

	$2,294,860	$—	$4,605,075	$6,899,935

There were no transfers between Levels 1 and 2 for the six months ended June 30, 2021 and 2020.

The reconciliations for financial assets measured at Level 3 were listed below:

Six months ended June 30, 2021

Financial Assets	Measured at Fair Value through Profit or Loss	Measured at Fair Value through Other Comprehensive Income	Total
Balance on January 1, 2021	$677,202	$4,438,999	$5,116,201
Acquisition	—	81,000	81,000
Recognized in profit or loss under “Other gains and losses”	226,423	—	226,423
Recognized in other comprehensive income under “Unrealized gain or loss on financial assets at fair value through other comprehensive income”	—	(1,033,782)	(1,033,782)

Balance on June 30, 2021	$903,625	$3,486,217	$4,389,842

(Continued)

Financial Assets	Measured at Fair Value through Profit or Loss	Measured at Fair Value through Other Comprehensive Income	Total
Unrealized gain for the six months ended June 30, 2021
$226,423

(Concluded)

Six months ended June 30, 2020

Financial Assets	Measured at Fair Value through Profit or Loss	Measured at Fair Value through Other Comprehensive Income	Total
Balance on January 1, 2020	$778,105	$4,815,301	$5,593,406
Recognized in profit or loss under “Other gains and losses”	(68,968)	—	(68,968)
Recognized in other comprehensive income under “Unrealized gain or loss on financial assets at fair value through other comprehensive income”	—	(210,226)	(210,226)

Balance on June 30, 2020	$709,137	$4,605,075	$5,314,212

Unrealized loss for the six months ended June 30, 2020	$(68,968)

The fair values of financial assets and financial liabilities of Level 2 are determined as follows:

1)	The fair values of financial assets and financial liabilities with standard terms and conditions and traded in active markets are determined with reference to quoted market prices.

2)

For derivatives, fair values are estimated using discounted cash flow model. Future cash flows are estimated based on observable inputs including forward exchange rates at the end of the reporting periods and the forward and spot exchange rates stated in the contracts, discounted at a rate that reflects the credit risk of various counterparties.

The fair values of non-listed domestic and foreign equity investments were Level 3 financial assets and determined using the market approach by reference the Price-to-Book ratios (P/B ratios) of peer companies that traded in active market, using the income approach, in which the discounted cashflow is used to capture the present value of the expected future economic benefits to be derived from the ownership of these investees, or using assets approach. The Company originally used the market approach to measure the fair value of its investment in Taipei Financial Center Corp.; however, as the stock market was impacted by COVID-19 pandemic, the multiples of the referenced companies were changed significantly. With continuing impact of COVID-19 pandemic, the Company evaluated that the income approach, instead of the former market approach, would better reflect the future cash flows of Taipei Financial Center Corp. Therefore, the Company changed its valuation technique to the income approach starting from the second quarter 2021. The significant unobservable inputs used were listed in the table below. An increase in growth rate of long-term revenue, a decrease in discount for the lack of marketability or noncontrolling interests discount, or a decrease in the weighted average cost of capital (“WACC”) would result in increases in the fair values.

	June 30, 2021	December 31, 2020	June 30, 2020
Discount for lack of marketability	14.73%-20.00%	14.73%-20.00%	13.73%-20.00%
Noncontrolling interests discount	17.29%-25.00%	17.29%-25.00%	21.45%-25.00%
Growth rate of long-term revenue	0.19%	-	-
WACC	7.60%	-	-

If the inputs to the valuation model were changed to reflect reasonably possible alternative assumptions while all the other variables were held constant, the fair values of equity investments would increase (decrease) as below table.

	June 30, 2021	June 30, 2020
Discount for lack of marketability
5% increase	$(37,363)	$(332,134)

5% decrease	$37,363	$332,134

Noncontrolling interests discount
5% increase	$(23,131)	$(49,071)

5% decrease	$23,131	$49,071

Long-term revenue growth rates
0.1% increase	$29,354	$—

0.1% decrease	$(28,968)	$—

WACC
1% increase	$(343,895)	$—

1% decrease	$424,093	$—

Categories of Financial Instruments

	June 30, 2021	December 31, 2020	June 30, 2020
Financial assets
Measured at FVTPL
Mandatorily measured at FVTPL	$905,951	$687,099	$717,627
Hedging financial assets	—	1,752	2,358
Financial assets at amortized cost (Note a)	75,901,535	62,405,714	55,354,537
Financial assets at FVOCI	3,635,963	7,193,174	6,899,935
Financial liabilities
Measured at FVTPL
Held for trading	967	143	—
Hedging financial liabilities	14,013	—	—
Measured at amortized cost (Note b)	93,218,211	62,557,414	80,650,223

Note a:

The balances included cash and cash equivalents, trade notes and accounts receivable, receivables from related parties, other current monetary assets and refundable deposits (classified as other noncurrent assets), which were financial assets measured at amortized cost.

Note b:

The balances included short-term loans, short-term bills payable, trade notes and accounts payable, payables to related parties, dividends payable, partial other payables, customers’ deposits, bonds payable and long-term loans (included current portion) which were financial liabilities carried at amortized cost.

Financial Risk Management Objectives

The main financial instruments of the Company include equity investments, trade notes and accounts receivable, trade notes and accounts payable, lease liabilities, loans, short-term bills payable and bonds payable. The Company’s Finance Department provides services to its business units, co-ordinates access to domestic and international capital markets, monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyze exposures by degree and magnitude of risks. These risks include market risk (including foreign currency risk, interest rate risk and other price risk), credit risk, and liquidity risk.

The Company seeks to minimize the effects of these risks by using derivative financial instruments to hedge risk exposures. The use of financial derivatives is governed by the Company’s policies approved by the Board of Directors. Those derivatives are used to hedge the risks of exchange rate fluctuation arising from operating or investment activities. Compliance with policies and risk exposure limits is reviewed by the Company’s Finance Department on a continuous basis. The Company does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

Chunghwa reports the significant risk exposures and related action plans timely and actively to the audit committee and if needed to the Board of Directors.

a.	Market risk

The Company is exposed to market risks of changes in foreign currency exchange rates and interest rates. The Company uses forward exchange contracts to hedge the exchange rate risk arising from assets and liabilities denominated in foreign currencies.

There were no changes to the Company’s exposure to market risks or the manner in which these risks are managed and measured.

1)	Foreign currency risk

The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the balance sheet dates were as follows:

	June 30, 2021	December 31, 2020	June 30, 2020
Assets
USD	$2,009,893	$2,710,705	$6,099,642
EUR	32,947	14,957	17,666
SGD	177,257	169,747	220,321
JPY	19,087	22,289	22,051
RMB	36,694	29,742	20,249
HKD	68,002	69,321	564
Liabilities
USD	680,387	767,553	3,944,543
EUR	429,981	957,257	179,650
SGD	927,026	1,049,225	1,072,201
JPY	9,527	9,683	9,335
RMB	18,531	201	—
HKD	8,074	7,665	9,375

The carrying amounts of the Company’s derivatives with exchange rate risk exposures at the balance sheet dates were as follows:

	June 30, 2021	December 31, 2020	June 30, 2020
Assets
USD	$—	$121	$583
EUR	—	3,902	2,826
Liabilities
USD	—	143	—
EUR	14,980	—	—

Foreign currency sensitivity analysis

The Company is mainly exposed to the fluctuations of the currencies USD, EUR, SGD, JPY, RMB and HKD as listed above.

The following table details the Company’s sensitivity to a 5% increase and decrease in the functional currency against the relevant foreign currencies. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible changes in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and forward exchange contracts. A positive number below indicates an increase in pre-tax profit or equity where the functional currency weakens 5% against the relevant currency.

	Six Months Ended June 30
	2021	2020
Profit or loss
Monetary assets and liabilities (a)
USD	$66,475	$107,755
EUR	(19,852)	(8,099)
SGD	(37,488)	(42,594)
JPY	478	636
RMB	908	1,012
HKD	2,996	(441)
Derivatives (b)
USD	—	(7,174)
EUR	3,315	2,994
Equity
Derivatives (c)
EUR	38,123	9,149

a)	This is mainly attributable to the exposure to foreign currency denominated receivables and payables of the Company outstanding at the balance sheet dates.

b)	This is mainly attributable to forward exchange contracts.

c)	This is mainly attributable to the changes in the fair value of derivatives that are designated as cash flow hedges.

For a 5% strengthening of the functional currency against the relevant currencies, there would be an equal and opposite effect on the pre-tax profit or equity for the amounts shown above.

2)	Interest rate risk

The carrying amounts of the Company’s exposures to interest rates on financial assets and financial liabilities at the balance sheet dates were as follows:

	June 30, 2021	December 31, 2020	June 30, 2020
Fair value interest rate risk
Financial assets	$31,314,501	$24,217,959	$13,744,471
Financial liabilities	36,310,873	36,576,137	25,606,189
Cash flow interest rate risk
Financial assets	16,164,161	9,306,397	9,305,447
Financial liabilities	1,660,000	1,667,000	1,660,000

Interest rate sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative instruments at the end of the reporting period. A 25 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 25 basis points higher/lower and all other variables were held constant, the Company’s pre-tax income would increase/decrease by $36,260 thousand and $19,114 thousand for the six months ended June 30, 2021 and 2020, respectively. This is mainly attributable to the Company’s exposure to floating interest rates on its financial assets and short-term and long-term loans.

3)	Other price risk

The Company is exposed to equity price risks arising from holding other company’s equity. Equity investments are held for strategic rather than trading purposes. The management managed the risk through holding various risk portfolios. Further, the Company assigned finance and investment departments to monitor the price risk.

Equity price sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to equity price risks at the end of the reporting period.

If equity prices had been 5% higher/lower, pre-tax profit and pre-tax other comprehensive income would have increased/decreased by $45,298 thousand and $181,798 thousand as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVOCI for the six months ended June 30, 2021. If equity prices had been 5% higher/lower, pre-tax profit and pre-tax other comprehensive income would have increased/decreased by $35,829 thousand and $344,997 thousand as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVOCI for the six months ended June 30, 2020.

b.	Credit risk

Credit risk refers to the risk that a counterparty would default on its contractual obligations resulting in financial loss to the Company. The maximum credit exposure of the aforementioned financial instruments is equal to their carrying amounts recognized in the consolidated balance sheet as of the balance sheet date.

The Company has large trade receivables outstanding with its customers. A substantial majority of the Company’s outstanding trade receivables are not covered by collateral or credit insurance. The Company has implemented ongoing measures including enhancing credit assessments and strengthening overall risk management to reduce its credit risk. While the Company has procedures to monitor and limit exposure to credit risk on trade receivables, there can be no assurance such procedures will effectively limit its credit risk and avoid losses. This risk is heightened during periods when economic conditions worsen.

As the Company serves a large number of unrelated consumers, the concentration of credit risk was limited.

c.	Liquidity risk

The Company manages and maintains sufficient cash and cash equivalent position to support the operations and reduce the impact on fluctuation of cash flow.

1)	Liquidity and interest risk tables

The following tables detailed the Company’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods. The tables had been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company is required to pay.

June 30, 2021

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years	Total
Non-derivative financial liabilities
Non-interest bearing	—	$33,443,613	$33,403,565	$1,269,232	$4,815,242	$—	$72,931,652
Floating interest rate instruments	0.78	—	1,610,000	50,000	—	—	1,660,000
Fixed interest rate instruments	0.51	—	—	—	10,700,000	16,300,000	27,000,000

		$33,443,613	$35,013,565	$1,319,232	$15,515,242	$16,300,000	$101,591,652

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Lease liabilities	$3,325,944	$4,147,768	$1,695,979	$298,801	$9,468,492

December 31, 2020

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years	Total
Non-derivative financial liabilities
Non-interest bearing	—	$37,748,572	$—	$2,476,148	$4,826,679	$—	$45,051,399
Floating interest rate instruments	0.78	—	7,000	1,660,000	—	—	1,667,000
Fixed interest rate instruments	0.50	7,000,000	—	—	8,800,000	11,200,000	27,000,000

		$44,748,572	$7,000	$4,136,148	$13,626,679	$11,200,000	$73,718,399

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Lease liabilities	$3,396,908	$4,239,587	$1,691,426	$409,067	$9,736,988

June 30, 2020

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years	Total
Non-derivative financial liabilities
Non-interest bearing	—	$30,140,105	$33,551,592	$2,589,525	$4,633,829	$—	$70,915,051
Floating interest rate instruments	0.77	10,000	—	50,000	1,600,000	—	1,660,000
Fixed interest rate instruments	0.63	—	—	16,000,000	—	—	16,000,000

		$30,150,105	$33,551,592	$18,639,525	$6,233,829	$—	$88,575,051

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Lease liabilities	$3,252,439	$4,305,632	$1,664,807	$564,111	$9,786,989

The following table detailed the Company’s liquidity analysis for its derivative financial instruments. The table had been drawn up based on the undiscounted gross inflows and outflows on those derivatives that require gross settlement.

	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total
June 30, 2021
Gross settled
Forward exchange contracts
Inflow	$—	$830,043	$—	$—	$830,043
Outflow	—	845,023	—	—	845,023

	$—	$(14,980)	$—	$—	$(14,980)

December 31, 2020
Gross settled
Forward exchange contracts
Inflow	$—	$634,676	$—	$—	$634,676
Outflow	—	630,796	—	—	630,796

	$—	$3,880	$—	$—	$3,880

June 30, 2020
Gross settled
Forward exchange contracts
Inflow	$135,609	$252,119	$—	$—	$387,728
Outflow	135,141	249,178	—	—	384,319

	$468	$2,941	$—	$—	$3,409

2)	Financing facilities

	June 30, 2021	December 31, 2020	June 30, 2020
Facilities of unsecured bank loan and commercial paper payable
Amount used	$60,800	$7,067,800	$16,098,845
Amount unused	54,377,371	59,277,690	45,119,305

	$54,438,171	$66,345,490	$61,218,150

Secured bank loan facility
Amount used	$1,600,000	$1,600,000	$1,600,000
Amount unused	—	20,000	1,340,000

	$1,600,000	$1,620,000	$2,940,000

38.	RELATED PARTIES TRANSACTIONS

The ROC Government, one of Chunghwa’s customers, has significant equity interest in Chunghwa. Chunghwa provides fixed-line services, wireless services, internet and data and other services to the various departments and institutions of the ROC Government in the normal course of business and at arm’s-length prices. Except for those disclosed in other notes or this note, the transactions with the ROC government bodies have not been disclosed because the transactions are not individually or collectively significant. However, the related revenues and operating costs have been appropriately recorded.

a.	The Company engages in business transactions with the following related parties:

Company	Relationship
Taiwan International Standard Electronics Co., Ltd.	Associate
So-net Entertainment Taiwan Limited	Associate
KKBOX Taiwan Co., Ltd.	Associate
KingwayTek Technology Co., Ltd.	Associate
UUPON Inc.	Associate (Note 2)
Taiwan International Ports Logistics Corporation	Associate
International Integrated Systems, Inc.	Subsidiary (Note 1)
Senao Networks, Inc.	Associate
EnRack Tech. Co., Ltd.	Subsidiary of the Company’s associate, Senao Networks, Inc.
Emplus Technologies, Inc.	Subsidiary of the Company’s associate, Senao Networks, Inc.
ST-2 Satellite Ventures Pte., Ltd.	Associate
CHT Infinity Singapore Pte. Ltd.	Associate
Viettel-CHT Co., Ltd.	Associate
Click Force Co., Ltd.	Associate
Alliance Digital Tech Co., Ltd.	Associate
Chunghwa PChome Fund I Co., Ltd.	Associate
Cornerstone Ventures Co., Ltd.	Associate
Next Commercial Bank Co., Ltd.	Associate
WiAdvance Technology Corporation	Associate
Chunghwa SEA Holdings	Joint venture

(Continued)

Company	Relationship
Other related parties
Chunghwa Telecom Foundation	A nonprofit organization of which the funds donated by Chunghwa exceeds one third of its total funds
Senao Technical and Cultural Foundation	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds
Sochamp Technology Co., Ltd.	Investor of significant influence over CHST
E-Life Mall Co., Ltd.	One of the directors of E-Life Mall and a director of SENAO are members of an immediate family
Engenius Technologies Co., Ltd.	Chairman of Engenius Technologies Co., Ltd. is a member of SENAO’s management
Cheng Keng Investment Co., Ltd.	Chairman of Cheng Keng Investment Co., Ltd. and SENAO’s chief executive officer are members of an immediate family
Cheng Feng Investment Co., Ltd.	Chairman of Cheng Feng Investment Co., Ltd. and SENAO’s chief executive officer are members of an immediate family
All Oriented Investment Co., Ltd.	Chairman of All Oriented Investment Co., Ltd. and SENAO’s chief executive officer are members of an immediate family
Hwa Shun Investment Co., Ltd.	Chairman of Hwa Shun Investment Co., Ltd. and SENAO’s chief executive officer are members of an immediate family
Yu Yu Investment Co., Ltd.	Chairman of Yu Yu Investment Co., Ltd. and SENAO’s chief executive officer are members of an immediate family
United Daily News Co., Ltd.	Investor of significant influence over SFD
Shenzhen Century Communication Co., Ltd.	Investor of significant influence over SCT
Chunghwa Post Co., Ltd.	Government-related entity as Chunghwa Telecom

(Concluded)

Note 1:

IISI was an associate and has become a subsidiary starting from July 1, 2020 (“acquisition date”). Please refer to Note 3 (b). All transactions between the Company were eliminated upon consolidation since the acquisition date.

Note 2:

UUPON was previously an associate. As the Company did not participate in the capital increase of UUPON in October 2020; therefore, the Company lost its significant influence over UUPON. Since then, UUPON was no longer a related party of the Company. Please refer to Note 14.

b.

Balances and transactions between Chunghwa and its subsidiaries, which are related parties of Chunghwa, have been eliminated on consolidation and are not disclosed in this note. Terms of the foregoing transactions with related parties were not significantly different from transactions with non-related parties. When no similar transactions with non-related parties can be referenced, terms were determined in accordance with mutual agreements. Details of transactions between the Company and other related parties are disclosed below:

1)	Operating transactions

	Revenues
	Three Months Ended June 30		Six Months Ended June 30
	2021	2020	2021	2020
Associates	$70,967	$82,523	$141,358	$144,222
Others	12,788	17,836	25,566	34,828

	$83,755	$100,359	$166,924	$179,050

	Operating Costs and Expenses
	Three Months Ended June 30		Six Months Ended June 30
	2021	2020	2021	2020
Associates	$109,226	$153,715	$247,513	$327,665
Others	3,875	3,597	59,804	59,290

	$113,101	$157,312	$307,317	$386,955

2)	Non-operating transactions

	Non-operating Income and Expenses
	Three Months Ended June 30		Six Months Ended June 30
	2021	2020	2021	2020
Associates	$9,523	$6,005	$18,941	$69,565
Others	201	455	552	466

	$9,724	$6,460	$19,493	$70,031

3)	Receivables

	June 30, 2021	December 31, 2020	June 30, 2020
Associates	$41,504	$228,879	$21,635
Others	2,439	1,817	2,940

	$43,943	$230,696	$24,575

4)	Contract liabilities-current

	June 30, 2021	December 31, 2020	June 30, 2020
Associates	$182,857	$182,857	$304,762

5)	Payables

	June 30, 2021	December 31, 2020	June 30, 2020
Associates	$341,095	$642,489	$374,271
Others	3,108	3,455	2,811

	$344,203	$645,944	$377,082

6)	Customers’ deposits

	June 30, 2021	December 31, 2020	June 30, 2020
Associates	$9,493	$4,626	$5,163

7)	Acquisition of property, plant and equipment

	Three Months Ended June 30		Six Months Ended June 30
	2021	2020	2021	2020
Associates	$61,417	$12,608	$101,845	$25,603

8)	Disposal of property, plant and equipment

	Proceeds		Gain on Disposal
	Three Months Ended June 30		Three Months Ended June 30
	2021	2020	2021	2020
Associates	$9,800	$—	$1,628	$—

	Proceeds		Gain on Disposal
	Six Months Ended June 30		Six Months Ended June 30
	2021	2020	2021	2020
Associates	$9,800	$—	$1,628	$—

9)	Lease-in agreements

Chunghwa entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. This lease term is for 15 years which should start from the official operation of ST-2 satellite and the total contract value is approximately $6,000,000 thousand (SGD 260,723 thousand), including a prepayment of $3,067,711 thousand at the inception of the lease, and the rest of amount should be paid annually when ST-2 satellite starts its official operation. ST-2 satellite was launched in May 2011 and began its official operation in August 2011.

The lease liabilities of ST-2 Satellite Ventures Pte., Ltd. as of balance sheet dates were as follows:

	June 30, 2021	December 31, 2020	June 30, 2020
Lease liabilities—current	$175,173	$182,187	$179,482
Lease liabilities—noncurrent	700,924	816,610	890,465

	$876,097	$998,797	$1,069,947

The interest expense recognized for the aforementioned lease liabilities for the three months and six months ended June 30, 2021 were $1,877 thousand and $3,871 thousand, respectively. The interest expense recognized for the aforementioned lease liabilities for the three months and six months ended June 30, 2020 were $2,233 thousand and $4,645 thousand, respectively.

c.	Compensation of key management personnel

The compensation of directors and key management personnel was as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2021	2020	2021	2020
Short-term employee benefits	$73,307	$64,713	$164,087	$137,079
Post-employment benefits	1,864	1,986	3,805	3,996
Share-based payment	423	21	827	41

	$75,594	$66,720	$168,719	$141,116

The compensation of directors and key management personnel was mainly determined by the compensation committee having regard to the performances and market trends.

39.	PLEDGED ASSETS

The following assets are pledged as collaterals for bank loans, custom duties of the imported materials and warranties of contract performance.

	June 30, 2021	December 31, 2020	June 30, 2020
Property, plant and equipment	$2,447,053	$2,461,810	$2,476,567
Land held under development (included in inventories)	1,998,733	1,998,733	1,998,733
Restricted assets (included in other assets - others)	193,844	209,638	2,850

	$4,639,630	$4,670,181	$4,478,150

40.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Except for those disclosed in other notes, the Company’s significant commitments and contingent liabilities as of June 30, 2021 were as follows:

a.	Acquisitions of land and buildings of $518,866 thousand.

b.	Acquisitions of telecommunication-related inventory and equipment of $36,260,331 thousand.

c.	Unused letters of credit amounting to $10,000 thousand.

d.

A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by Chunghwa on August 15, 1996 (classified as other financial assets—noncurrent). If the fund is not sufficient, Chunghwa will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government.

e.

Chunghwa committed that when its ownership interest in NCB is greater than 25% and NCB encounters financial difficulty or the capital adequacy ratio of NCB cannot meet the related regulation requirements, Chunghwa will provide financial support to assist NCB in maintaining a healthy financial condition.

41.	OTHER MATTERS

The Company has assessed the economic impact of COVID-19 pandemic and determined that there were no significant impacts on the Company’s consolidated financial statements as of the date the consolidated financial statements were authorized for issue. The Company will continue to monitor developments of the pandemic and assess the related impacts.

42.	SIGNIFICANT ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The following information summarizes the disclosure of foreign currencies other than the functional currency of Chunghwa and its subsidiaries. The following exchange rates are the exchange rates used to translate to the presentation currency of the consolidated financial statements, which is the NTD:

	June 30, 2021
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies
Monetary items
USD	$72,143	27.86	$2,009,893
EUR	994	33.15	32,947
SGD	8,551	20.73	177,257
JPY	75,713	0.252	19,087
RMB	8,516	4.309	36,694
HKD	18,958	3.587	68,002
Non-monetary items
Investments accounted for using equity method
SGD	26,443	20.73	548,166
VND	352,895,397	0.0012	421,710

(Continued)

	June 30, 2021
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Liabilities denominated in foreign currencies
Monetary items
USD	$24,422	27.86	$680,387
EUR	12,971	33.15	429,981
SGD	44,719	20.73	927,026
JPY	37,791	0.252	9,527
RMB	4,300	4.309	18,531
HKD	2,251	3.587	8,074

(Concluded)

	December 31, 2020
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies
Monetary items
USD	$95,179	28.48	$2,710,705
EUR	427	35.02	14,957
SGD	7,873	21.56	169,747
JPY	80,671	0.276	22,289
RMB	6,795	4.377	29,742
HKD	18,873	3.673	69,321
Non-monetary items
Investments accounted for using equity method
SGD	22,646	21.56	488,257
VND	327,497,036	0.0011	363,522
Liabilities denominated in foreign currencies
Monetary items
USD	26,951	28.48	767,553
EUR	27,335	35.02	957,257
SGD	48,665	21.56	1,049,225
JPY	35,044	0.276	9,683
RMB	46	4.377	201
HKD	2,087	3.673	7,665

	June 30, 2020
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies
Monetary items
USD	$205,860	29.63	$6,099,642
EUR	531	33.27	17,666
SGD	10,373	21.24	220,321
JPY	80,185	0.275	22,051
RMB	4,831	4.191	20,249
HKD	148	3.823	564
Non-monetary items
Investments accounted for using equity method
SGD	24,584	21.24	522,161
VND	284,392,174	0.0012	327,051
Liabilities denominated in foreign currencies
Monetary items
USD	133,127	29.63	3,944,543
EUR	5,400	33.27	179,650
SGD	50,480	21.24	1,072,201
JPY	33,946	0.275	9,335
HKD	2,452	3.823	9,375

The unrealized foreign currency exchange gains and losses were gain of $18,243 thousand and loss of $13,282 thousand for the three months ended June 30, 2021 and 2020, respectively. The unrealized foreign currency exchange gains were $79,268 thousand and $46,477 thousand for the six months ended June 30, 2021 and 2020, respectively. Due to the various foreign currency transactions and the functional currency of each individual entity of the Company, foreign exchange gains and losses cannot be disclosed by the respective significant foreign currency.

43.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the FSC for the Company:

a.	Financing provided: None.

b.	Endorsement/guarantee provided: Please see Table 1.

c.	Marketable securities held (excluding investments in subsidiaries, associates and joint ventures): Please see Table 2.

d.	Marketable securities acquired or disposed of at costs or prices at least $300 million or 20% of the paid-in capital: Please see Table 3.

e.	Acquisition of individual real estate at costs of at least $300 million or 20% of the paid-in capital: Please see Table 4.

f.	Disposal of individual real estate at prices of at least $300 million or 20% of the paid-in capital: None.

g.	Total purchases from or sales to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 5.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 6.

i.	Names, locations, and other information of investees on which the Company exercises significant influence (excluding investment in Mainland China): Please see Table 7.

j.	Derivative instruments transactions: Please see Notes 7, 20 and 37.

k.	Investments in Mainland China: Please see Table 8.

l.	Intercompany relationships and significant intercompany transactions: Please see Table 9.

m.	Information of main stakeholders: Please see Table 10.

44.	SEGMENT INFORMATION

The Company has the following reportable segments that provide different products or services. The reportable segments are managed separately because each segment represents a strategic business unit that serves different markets. Segment information is provided to the CEO who allocates resources and assesses segment performance. The Company’s measure of segment performance is mainly based on revenues and income before income tax. The Company’s reportable segments are as follows:

a.	Domestic fixed communications business—the provision of local telephone services, domestic long distance telephone services, broadband access, and related services;

b.	Mobile communications business—the provision of mobile services, sales of mobile handsets and data cards, and related services;

c.	Internet business—the provision of HiNet services and related services;

d.	International fixed communications business—the provision of international long distance telephone services and related services;

e.	Others—the provision of non-telecom services and the corporate related items not allocated to reportable segments.

Some operating segments have been aggregated into a single operating segment taking into account the following factors: (a) similar economic characteristics such as long-term gross profit margins; (b) the nature of the telecommunications products and services are similar; (c) the nature of production processes of the telecommunications products and services are similar; (d) the type or class of customer for the telecommunications products and services are similar; and (e) the methods used to provide the services to the customers are similar.

The accounting policies of the operating segments are the same as those described in Note 3.

Segment Revenues and Operating Results

Analysis by reportable segment of revenues and operating results of continuing operations are as follows:

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total
For the three months ended June 30, 2021
Revenues
From external customers	$15,605,422	$21,772,880	$7,787,022	$2,171,619	$2,264,192	$49,601,135
Intersegment revenues	4,308,549	317,110	941,549	525,786	1,368,777	7,461,771

Segment revenues	$19,913,971	$22,089,990	$8,728,571	$2,697,405	$3,632,969	57,062,906

Intersegment elimination						(7,461,771)

Consolidated revenues						$49,601,135

Segment operating costs and expenses	$12,200,593	$16,641,716	$3,266,834	$2,177,025	$4,032,431	$38,318,599

Segment income (loss) before income tax	$6,584,882	$1,619,130	$3,434,404	$260,630	$(434,104)	$11,464,942

For the six months ended June 30, 2021
Revenues
From external customers	$31,000,506	$45,208,088	$15,420,147	$4,341,910	$3,731,479	$99,702,130
Intersegment revenues	8,611,246	778,452	1,874,472	1,029,506	2,959,247	15,252,923

Segment revenues	$39,611,752	$45,986,540	$17,294,619	$5,371,416	$6,690,726	114,955,053

Intersegment elimination						(15,252,923)

Consolidated revenues						$99,702,130

Segment operating costs and expenses	$23,874,239	$35,173,348	$6,327,853	$4,276,773	$7,666,039	$77,318,252

Segment income (loss) before income tax	$13,112,461	$3,228,368	$6,925,376	$541,289	$(1,022,204)	$22,785,290

For the three months ended June 30, 2020
Revenues
From external customers	$15,691,493	$21,101,099	$7,429,377	$2,178,993	$1,406,902	$47,807,864
Intersegment revenues	3,965,171	386,895	941,066	516,746	1,281,236	7,091,114

Segment revenues	$19,656,664	$21,487,994	$8,370,443	$2,695,739	$2,688,138	54,898,978

Intersegment elimination						(7,091,114)

Consolidated revenues						$47,807,864

Segment operating costs and expenses	$13,234,068	$15,553,674	$3,188,101	$2,095,860	$3,113,891	$37,185,594

Segment income (loss) before income tax	$5,257,494	$2,565,956	$3,199,255	$281,687	$(361,163)	$10,943,229

For the six months ended June 30, 2020
Revenues
From external customers	$30,383,346	$43,641,876	$14,941,417	$4,415,103	$2,576,121	$95,957,863
Intersegment revenues	7,917,380	767,090	1,864,470	1,004,563	2,543,789	14,097,292

Segment revenues	$38,300,726	$44,408,966	$16,805,887	$5,419,666	$5,119,910	110,055,155

Intersegment elimination						(14,097,292)

Consolidated revenues						$95,957,863

Segment operating costs and expenses	$25,467,257	$32,249,775	$6,668,235	$4,315,469	$6,104,027	$74,804,763

Segment income (loss) before income tax	$10,426,778	$5,439,663	$6,233,738	$523,752	$(1,029,298)	$21,594,633

Main Products and Service Revenues

	Three Months Ended June 30		Six Months Ended June 30
	2021	2020	2021	2020
Mobile services revenue	$14,330,646	$14,011,222	$28,482,692	$28,295,872
Sales of products	9,182,902	8,535,480	19,740,850	18,049,003
Local telephone and domestic long distance telephone services revenue	6,456,719	6,665,427	12,798,271	13,277,167

(Continued)

	Three Months Ended June 30		Six Months Ended June 30
	2021	2020	2021	2020
Broadband access and domestic leased line services revenue	$5,715,712	$5,604,889	$11,353,060	$11,146,045
Data communications internet services revenue	5,535,401	5,355,155	10,991,222	10,660,413
International network and leased line services revenue	1,128,345	1,019,305	2,215,167	2,098,628
Others	7,251,410	6,616,386	14,120,868	12,430,735

	$49,601,135	$47,807,864	$99,702,130	$95,957,863

(Concluded)

TABLE 1

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

ENDORSEMENTS/GUARANTEES PROVIDED

SIX MONTHS ENDED JUNE 30, 2021

(Amounts in Thousands of New Taiwan Dollars)

No. (Note 1)	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party	Maximum Balance for the Period	Ending Balance	Actual Borrowing Amount	Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity Per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable	Endorsement/ Guarantee Given by Parent on Behalf of Subsidiaries	Endorsement/ Guarantee Given by Subsidiaries on Behalf of Parent	Endorsement/ Guarantee Given on Behalf of Companies in Mainland China	Note
		Name	Nature of Relationship (Note 2)
1	Senao International Co., Ltd.	Aval Technologies Co., Ltd.	b	$579,846	$300,000	$300,000	$300,000	$—	5.17	$2,899,230	Yes	No	No	Notes 3 and 4
		Wiin Technology Co., Ltd.	b	579,846	200,000	200,000	200,000	—	3.45	2,899,230	Yes	No	No	Notes 3 and 4

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.

b.	Subsidiaries are numbered from “1”.

Note 2:	Relationships between the endorsement/guarantee provider and the guaranteed party:

a.	A company with which it does business.

b.	A company in which the Company directly and indirectly holds more than 50 percent of the voting shares.

c.	A company that directly and indirectly holds more than 50 percent of the voting shares in the Company.

d.	Companies in which the Company holds, directly or indirectly, 90% or more of the voting shares.

e.

The Company fulfills its contractual obligations by providing mutual endorsements/guarantees for another company in the same industry or for joint builders for purposes of undertaking a construction project.

f.	All capital contributing shareholders make endorsements/guarantees for their jointly invested company in proportion to their shareholding percentages.

g.

Companies in the same industry provide among themselves jointly and severally guarantee for a performance guarantee of a sales contract for pre-construction homes pursuant to the Consumer Protection Act for each other.

Note 3:	The limits on endorsement or guarantee amount provided to each guaranteed party is up to 10% of the net assets value of the latest financial statements of Senao International Co., Ltd.

Note 4:	The total amount of endorsement or guarantee that the Company is allowed to provide is up to 50% of the net assets value of the latest financial statements of Senao International Co., Ltd.

TABLE 2

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES HELD

JUNE 30, 2021

(Amounts in Thousands of New Taiwan Dollars)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2021				Note
				Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Fair Value
Chunghwa Telecom Co., Ltd.	Stocks
	Taipei Financial Center Corp.	—	Financial assets at FVOCI	172,927	$3,167,019	12	$3,167,019	—
	Innovation Works Development Fund, L.P.	—	Financial assets at FVTPL - noncurrent	—	320,799	4	320,799	—
	Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	—	Financial assets at FVOCI	5,252	15,475	17	15,475	—
	Global Mobile Corp.	—	Financial assets at FVOCI	7,617	—	3	—	—
	Innovation Works Limited	—	Financial assets at FVOCI	1,000	3,781	2	3,781	—
	RPTI Intergroup International Ltd.	—	Financial assets at FVOCI	4,765	—	10	—	—
	Taiwan mobile payment Co., Ltd.	—	Financial assets at FVOCI	1,200	4,241	2	4,241	—
	Taiwania Capital Buffalo Fund Co., Ltd.	—	Financial assets at FVTPL - noncurrent	600,000	582,826	13	582,826	—
	4 Gamers Entertainment Inc.	—	Financial assets at FVOCI	136	92,354	19.9	92,354	—
	UUPON Inc.	—	Financial assets at FVOCI	246	1,085	4	1,085	—
Senao International Co., Ltd.	Stocks
	N.T.U. Innovation Incubation Corporation	—	Financial assets at FVOCI	1,200	9,374	9	9,374	—
	UUPON Inc.	—	Financial assets at FVOCI	109	482	2	482	—
CHIEF Telecom Inc.	Stocks
	3 Link Information Service Co., Ltd.	—	Financial assets at FVOCI	374	1,220	10	1,220	—
	WPG Holdings Limited	—	Financial assets at FVTPL - current	9	452	—	452	Note 2
	WPG Holdings Limited	—	Financial assets at FVOCI	1,892	95,546	—	95,546	Note 2
	Taichung Commercial Bank Co., Ltd.	—	Financial assets at FVTPL - current	162	1,874	—	1,874	Note 2
Chunghwa Investment Co., Ltd.	Stocks
	Tatung Technology Inc.	—	Financial assets at FVOCI	4,571	109,237	11	109,237	—
	iSing99 Inc.	—	Financial assets at FVOCI	10,000	—	7	—	—
	Powtec ElectroChemical Corporation	—	Financial assets at FVOCI	20,000	—	2	—	—
	Bossdom Digiinnovation Co., Ltd.	—	Financial assets at FVOCI	2,000	54,200	7	54,200	Note 2
	AgriTalk Technology Inc.	—	Financial assets at FVOCI	1,650	34,711	17	34,711	—
	Imedtac Co., Ltd.	—	Financial assets at FVOCI	960	42,119	8	42,119	—
Chunghwa Hsingta Co., Ltd.	Stocks
	Cotech Engineering Fuzhou Corp.	—	Financial assets at FVOCI	—	5,119	5	5,119	—

Note 1:	Showed at carrying amounts with fair value adjustments.

Note 2:	Fair value was based on the closing price on June 30, 2021.

TABLE 3

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

SIX MONTHS ENDED JUNE 30, 2021

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance			Acquisition		Disposal					Ending Balance
					Shares (Thousands/ Thousand Units)	Amount		Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value		Gain on Disposal	Shares (Thousands/ Thousand Units)	Amount
Chunghwa Telecom Co., Ltd.	Stocks China Airlines, Ltd.	Financial assets at FVOCI	—	—	216,639	$2,541,176	(Note)	—	$—	216,639	$2,635,568	$2,541,176	(Note)	$94,392	—	$—

Note:	Showing at their original investment amounts without adjustments for fair values.

TABLE 4

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

ACQUISITION OF INDIVIDUAL REAL ESTATE AT COSTS OF AT LEAST $300 MILLION OR 20% OF THE PAID-IN CAPITAL

SIX MONTHS ENDED JUNE 30, 2021

(Amounts in Thousands of New Taiwan Dollars)

Buyer	Property	Event Date	Transaction Amount	Payment Status	Counterparty	Relationship	Information on Previous Title Transfer If Counterparty is a Related Party				Pricing Reference	Purpose of Acquisition	Other Terms
							Property Owner	Relationship	Transaction Date	Amount
Chunghwa Precision Test Tech. Co., Ltd.	Land	2021.01.18	$534,030	The first installment $80,104 thousand was paid.	Taiwan Powder Technologies Co., Ltd.	—	Not applicable	Not applicable	Not applicable	Not applicable	According to appraisal report	Space requirements for future business expansion and operational considerations	—

TABLE 5

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

SIX MONTHS ENDED JUNE 30, 2021

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction		Notes / Accounts Payable or Receivable
			Purchases/Sales (Note 1)	Amount (Notes 2 and 5)	% to Total	Payment Terms	Unit Price	Payment Terms	Ending Balance (Notes 3 and 5)	% to Total
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Sales	$1,972,565	2	30 days	$—	—	$53,579	—
			Purchase	263,882	1	30~90 days	—	—	(844,043)	(8)
	Aval Technologies Co., Ltd.	Subsidiary	Purchase	244,982	—	30 days	—	—	(12,626)	—
	CHIEF Telecom Inc.	Subsidiary	Sales	238,903	—	30 days	—	—	60,284	—
	Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	660,105	1	30 days	—	—	(310,034)	(3)
	Honghwa International Co., Ltd.	Subsidiary	Purchase	2,929,474	6	30~60 days	—	—	(672,268)	(6)
	Donghwa Telecom Co., Ltd.	Subsidiary	Purchase	233,955	—	90 days	—	—	(134,886)	(1)
	Chunghwa Telecom Global, Inc.	Subsidiary	Purchase	147,146	—	90 days	—	—	(34,456)	—
	CHT Security Co., Ltd.	Subsidiary	Purchase	155,929	—	30 days	—	—	(59,993)	(1)
	Taiwan International Standard Electronics Co., Ltd.	Associate	Purchase	168,612	—	30~90 days	—	—	(187,291)	(2)
	International Integrated Systems, Inc.	Subsidiary	Purchase	124,583	—	30 days	—	—	(22,155)	—
Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	2,689,039	19	30~90 days	—	—	843,941	49
			Purchase	1,902,469	16	30 days	—	—	(50,678)	(3)
	Aval Technologies Co., Ltd.	Subsidiary	Sales	177,614	1	60 days	—	—	55,561	3
			Purchase	135,333	1	30 days	—	—	(11,179)	(1)
CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	130,213	10	60 days	—	—	69,613	24
			Purchase	238,172	32	30 days	—	—	(60,284)	(45)
Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	759,951	83	30 days	—	—	307,434	71
Honghwa International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	2,990,235	99	30~60 days	—	—	670,952	99
Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	233,955	42	90 days	—	—	134,886	37
Chunghwa Telecom Global, Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	147,146	54	90 days	—	—	34,456	61
CHT Security Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	129,806	27	30 days	—	—	59,976	28
International Integrated Systems, Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	124,583	8	30 days	—	—	22,155	8
Aval Technologies Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	244,982	2	30 days	—	—	12,626	1

Note 1:	Purchases include costs to acquire services.

Note 2:

The differences were because Chunghwa Telecom Co., Ltd. and subsidiaries classified the amount as incremental costs of obtaining contracts, property, plant and equipment, intangible assets, and operating expenses.

Note 3:	Notes and accounts receivable did not include the amounts collected for others and other receivables.

Note 4:

Transaction terms with related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.

Note 5:	All intercompany transactions, balances, income and expenses are eliminated upon consolidation.

TABLE 6

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

JUNE 30, 2021

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
					Amounts	Action Taken
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$123,309 (Note 2)	11.21	$—	—	$91,716	$—
Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	988,664 (Note 2)	6.73	—	—	126,749	—
Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	307,434 (Note 2)	4.68	—	—	129,989	—
Honghwa International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	670,952 (Note 2)	8.85	—	—	96,124	—
Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	134,886 (Note 2)	3.05	—	—	65,197	—

Note 1:	Payments and receipts collected in trust for others are excluded from the accounts receivable in calculating the turnover rate.

Note 2:	The amount was eliminated upon consolidation.

TABLE 7

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

SIX MONTHS ENDED JUNE 30, 2021

(Amounts in Thousands of New Taiwan Dollars)

				Original Investment Amount		Balance as of June 30, 2021				Recognized
Investor Company	Investee Company	Location	Main Businesses and Products	June 30, 2021	December 31, 2020	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value (Note 3)	Net Income (Loss) of the Investee	Gain (Loss) (Notes 1, 2 and 3)	Note
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Taiwan	Handset and peripherals retailer; sales of CHT mobile phone plans as an agent	$1,065,813	$1,065,813	71,773	28	$1,594,687	$262,368	$69,312	Subsidiary (Note 5)
	Light Era Development Co., Ltd.	Taiwan	Planning and development of real estate and intelligent buildings, and property management	3,000,000	3,000,000	300,000	100	3,851,817	16,668	12,226	Subsidiary (Note 5)
	Donghwa Telecom Co., Ltd.	Hong Kong	International private leased circuit, IP VPN service, and IP transit services	691,163	1,567,453	178,590	100	598,852	(49,700)	(49,700)	Subsidiary (Note 5)
	Chunghwa Telecom Singapore Pte., Ltd.	Singapore	International private leased circuit, IP VPN service, and IP transit services	574,112	574,112	26,383	100	958,270	81,702	81,698	Subsidiary (Note 5)
	Chunghwa System Integration Co., Ltd.	Taiwan	Providing system integration services and telecommunications equipment	838,506	838,506	60,000	100	729,258	14,046	15,980	Subsidiary (Note 5)
	CHIEF Telecom Inc.	Taiwan	Network integration, internet data center (“IDC”), communications integration and cloud application services	459,652	459,652	39,426	56	1,982,338	324,389	186,430	Subsidiary (Note 5)
	Chunghwa Investment Co., Ltd.	Taiwan	Investment	639,559	639,559	68,085	89	3,004,718	125,564	111,827	Subsidiary (Note 5)
	Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment	385,274	385,274	1	100	155,549	(3,146)	(3,146)	Subsidiary (Note 5)
	Honghwa International Co., Ltd.	Taiwan	Telecommunication engineering, sales agent of mobile phone plan application and other business services, etc.	180,000	180,000	18,000	100	536,269	252,737	250,801	Subsidiary (Note 5)
	CHYP Multimedia Marketing & Communications Co., Ltd.	Taiwan	Digital information supply services and advertisement services	150,000	150,000	15,000	100	188,202	9,239	9,424	Subsidiary (Note 5)
	Chunghwa Telecom Vietnam Co., Ltd.	Vietnam	Intelligent energy saving solutions, international circuit, and information and communication technology (“ICT”) services	148,275	148,275	—	100	97,535	(667)	(667)	Subsidiary (Note 5)
	Chunghwa Telecom Global, Inc.	United States	International private leased circuit, internet services, and transit services	70,429	70,429	6,000	100	428,908	35,098	35,292	Subsidiary (Note 5)
	CHT Security Co., Ltd.	Taiwan	Computing equipment installation, wholesale of computing and business machinery equipment and software, management consulting services, data processing services, digital information supply services and internet identify services	240,000	240,000	24,000	77	318,720	92,523	73,754	Subsidiary (Note 5)
	Chunghwa Telecom (Thailand) Co., Ltd.	Thailand	International private leased circuit, IP VPN service, ICT and cloud VAS services	119,624	119,624	1,300	100	101,902	1,157	1,157	Subsidiary (Note 5)
	Spring House Entertainment Tech. Inc.	Taiwan	Software design services, internet contents production and play, and motion picture production and distribution	62,209	62,209	8,251	56	141,616	26,179	14,671	Subsidiary (Note 5)
	Chunghwa leading Photonics Tech Co., Ltd.	Taiwan	Production and sale of electronic components and finished products	70,500	70,500	7,050	75	123,536	(3,634)	(431)	Subsidiary (Note 5)
	Smartfun Digital Co., Ltd.	Taiwan	Providing diversified family education digital services	65,000	65,000	6,500	65	77,211	4,848	3,156	Subsidiary (Note 5)
	Chunghwa Telecom Japan Co., Ltd.	Japan	International private leased circuit, IP VPN service, and IP transit services	17,291	17,291	1	100	92,660	10,854	10,854	Subsidiary (Note 5)
	Chunghwa Sochamp Technology Inc.	Taiwan	Design, development and production of Automatic License Plate Recognition software and hardware	20,400	20,400	2,040	51	(5,810)	(3,802)	(770)	Subsidiary (Note 5)
	International Integrated Systems, Inc.	Taiwan	IT solution provider, IT application consultation, system integration and package solution	517,423	517,423	37,211	51	615,585	57,476	20,137	Subsidiary (Note 5)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

SIX MONTHS ENDED JUNE 30, 2021

(Amounts in Thousands of New Taiwan Dollars)

				Original Investment Amount		Balance as of June 30, 2021				Recognized
Investor Company	Investee Company	Location	Main Businesses and Products	June 30, 2021	December 31, 2020	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value (Note 3)	Net Income (Loss) of the Investee	Gain (Loss) (Notes 1, 2 and 3)	Note
	Viettel-CHT Co., Ltd.	Vietnam	IDC services	$288,327	$288,327	—	30	$421,710	$93,368	$28,023	Associate
	Taiwan International Standard Electronics Co., Ltd.	Taiwan	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	164,000	164,000	1,760	40	419,500	212,907	88,645	Associate
	KKBOX Taiwan Co., Ltd.	Taiwan	Providing of music on-line, software, electronic information, and advertisement services	67,025	67,025	4,438	30	155,969	(24,178)	(7,253)	Associate
	So-net Entertainment Taiwan Limited	Taiwan	Online service and sale of computer hardware	120,008	120,008	9,429	30	222,909	(13,400)	(4,020)	Associate
	KingwayTek Technology Co., Ltd.	Taiwan	Publishing books, data processing and software services	66,684	66,684	8,688	23	256,377	29,289	7,333	Associate
	Taiwan International Ports Logistics Corporation	Taiwan	Import and export storage, logistic warehouse, and ocean shipping service	80,000	80,000	8,000	27	61,033	19,153	5,108	Associate
	Alliance Digital Tech Co., Ltd.	Taiwan	Development of mobile payments and information processing service	60,000	60,000	6,000	14	5,080	—	—	Associate
	Chunghwa PChome Fund I Co., Ltd.	Taiwan	Investment, venture capital, investment advisor, management consultant and other consultancy service	200,000	200,000	20,000	50	205,077	24,441	12,221	Associate
	Cornerstone Ventures Co., Ltd.	Taiwan	Investment, venture capital, investment advisor, management consultant and other consultancy service	4,900	4,900	490	49	6,421	739	362	Associate
	Next Commercial Bank Co., Ltd.	Taiwan	Online banking business	4,190,000	4,190,000	419,000	42	3,616,769	(388,834)	(160,107)	Associate
	Chunghwa SEA Holdings	Taiwan	Investment business	10,200	10,200	1,020	51	10,086	(223)	(114)	Joint venture
	WiAdvance Technology Corporation	Taiwan	Software solution integration	273,800	—	3,700	20	267,587	(20,467)	(6,213)	Associate
Senao International Co., Ltd.	Senao Networks, Inc.	Taiwan	Telecommunication facilities manufactures and sales	202,758	202,758	16,579	34	982,572	172,177	58,184	Associate
	Senao International (Samoa) Holding Ltd.	Samoa Islands	International investment	2,253,828	2,253,828	68,875	100	240,796	(2,461)	(2,461)	Subsidiary (Note 5)
	Youth Co., Ltd.	Taiwan	Sale of information and communication technologies products	427,850	427,850	14,752	96	228,147	433	(3,829)	Subsidiary (Note 5)
	Aval Technologies Co., Ltd.	Taiwan	Sale of information and communication technologies products	89,550	89,550	10,840	100	114,871	4,365	4,363	Subsidiary (Note 5)
	Senyoung Insurance Agent Co., Ltd.	Taiwan	Property and liability insurance agency	59,000	59,000	5,900	100	81,239	17,519	17,507	Subsidiary (Note 5)
CHIEF Telecom Inc.	Unigate Telecom Inc.	Taiwan	Telecommunications and internet service	2,000	2,000	200	100	1,027	47	47	Subsidiary (Note 5)
	Chief International Corp.	Samoa Islands	Telecommunications and internet service	6,068	6,068	200	100	80,613	3,668	3,668	Subsidiary (Note 5)
Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Singapore	Operation of ST-2 telecommunications satellite	409,061	409,061	18,102	38	548,166	222,952	84,722	Associate
	CHT Infinity Singapore Pte. Ltd.	Singapore	Investment business	55,720	—	2,000	40	55,720	—	—	Associate
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd.	Taiwan	Production and sale of semiconductor testing components and printed circuit board	178,608	178,608	11,230	34	2,410,283	384,129	131,564	Subsidiary (Note 5)
	CHIEF Telecom Inc.	Taiwan	Network integration, internet data center (“IDC”), communications integration and cloud application services	19,064	19,064	2,078	3	98,327	324,389	9,567	Associate (Note 5)
	Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	49,731	49,731	1,001	—	43,219	262,368	1,017	Associate (Note 5)
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech USA Corporation	United States	Design and after-sale services of semiconductor testing components and printed circuit board	12,636	12,636	400	100	22,276	(862)	(1,061)	Subsidiary (Note 5)
	CHPT Japan Co., Ltd.	Japan	Related services of electronic parts, machinery processed products and printed circuit board	2,008	2,008	1	100	2,312	58	58	Subsidiary (Note 5)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

SIX MONTHS ENDED JUNE 30, 2021

(Amounts in Thousands of New Taiwan Dollars)

				Original Investment Amount		Balance as of June 30, 2021				Recognized
Investor Company	Investee Company	Location	Main Businesses and Products	June 30, 2021	December 31, 2020	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value (Note 3)	Net Income (Loss) of the Investee	Gain (Loss) (Notes 1, 2 and 3)	Note
	Chunghwa Precision Test Tech. International, Ltd.	Samoa Islands	Wholesale and retail of electronic materials, and investment	$173,649	$116,790	5,700	100	$150,425	$2,642	$3,000	Subsidiary (Note 5)
Prime Asia Investments Group,	Chunghwa Hsingta Co., Ltd.	Hong Kong	Investment	375,274	375,274	1	100	155,549	(3,146)	(3,146)	Subsidiary (Note 5)
Ltd. (B.V.I.)
Senao International (Samoa) Holding Ltd.	Senao International HK Limited	Hong Kong	International investment	2,060,467	2,248,963	80,440	100	32,338	(2,551)	(2,551)	Subsidiary (Note 5)
Youth Co., Ltd.	ISPOT Co., Ltd.	Taiwan	Sale of information and communication technologies products	53,021	53,021	—	100	11,086	619	524	Subsidiary (Note 5)
	Youyi Co., Ltd.	Taiwan	Maintenance of information and communication technologies products	21,354	21,354	—	100	17,768	(220)	(377)	Subsidiary (Note 5)
Aval Technologies Co., Ltd.	Wiin Technology Co., Ltd.	Taiwan	Sale of information and communication technologies products	29,550	29,550	3,305	100	35,868	2,392	2,392	Subsidiary (Note 5)
Senyoung Insurance Agent Co., Ltd.	Senaolife Insurance Agent Co., Ltd.	Taiwan	Life insurance services	29,500	29,500	2,950	100	25,064	(1,122)	(1,122)	Subsidiary (Note 5)
CHYP Multimedia Marketing & Communications Co., Ltd	Click Force Marketing Company	Taiwan	Advertisement services	44,607	44,607	1,078	49	34,513	3,449	1,427	Associate
International Integrated Systems, Inc.	Infoexplorer International Co., Ltd.	Samoa	Investment	24,806	24,806	795	100	26,283	(148)	(148)	Subsidiary (Note 5)
	IISI Investment Co., Ltd.	Mauritius	Investment	81,302	81,302	244	100	24,042	(4,628)	(4,628)	Subsidiary (Note 5)
	Unitronics Technology Corp.	Taiwan	Development and maintenance of information system	55,569	55,569	5,065	99.96	75,522	5,658	5,656	Subsidiary (Note 5)
Infoexplorer International Co., Ltd.	International Integrated Systems (Hong Kong) Limited	Hong Kong	Investment and engaging in technical consulting service	24,336	24,336	780	100	26,277	(148)	(148)	Subsidiary (Note 5)
IISI Investment Co., Ltd.	Leading Tech Co., Ltd.	Mauritius	Investment	65,374	65,374	316	100	14,397	(3,971)	(3,971)	Subsidiary (Note 5)
Leading Tech Co., Ltd.	Leading Systems Co., Ltd.	Mauritius	Investment	100,693	100,693	300	100	9,651	(3,971)	(3,971)	Subsidiary (Note 5)

Note 1:	The amounts were based on reviewed financial statements.

Note 2:	Recognized gain (loss) of investees includes amortization of differences between the investment cost and net value and elimination of unrealized transactions.

Note 3:

Recognized gain (loss) and carrying value of the investees did not include the adjustment of the difference between the accounting treatment on standalone basis and consolidated basis as a result of the application of IFRS 15.

Note 4:	Investments in mainland China are included in Table 8.

Note 5:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 8

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INVESTMENT IN MAINLAND CHINA

SIX MONTHS ENDED JUNE 30, 2021

(Amounts in Thousands of New Taiwan Dollars)

Investee	Main Businesses and Products	Total Amount of Paid-in Capital	Investment Type (Note 1)	Accumulated Outflow of Investment from Taiwan as of January 1, 2021	Investment Flows		Accumulated Outflow of Investment from Taiwan as of June 30, 2021	Net Income (Loss) of the Investee	% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2)	Carrying Value as of June 30, 2021	Accumulated Inward Remittance of Earnings as of June 30, 2021	Note
					Outflow	Inflow
Senao Trading (Fujian) Co., Ltd.	Sale of information and communication technologies products	$1,073,170	2	$1,073,170	$—	$—	$1,073,170	$—	100	$—	$—	$—	Notes 8 and 14
Senao International Trading (Shanghai) Co., Ltd.	Sale of information and communication technologies products	955,838	2	955,838	—	—	955,838	1,283	100	1,283	—	—	Notes 9 and 14
Chunghwa Telecom (China) Co., Ltd.	Integrated information and communication solution services for enterprise clients, and intelligent energy network service	177,176	2	177,176	—	—	177,176	(2,082)	100	(2,082)	29,662	—	Notes 11 and 14
Jiangsu Zhenghua Information Technology Company, LLC	Providing intelligent energy saving solution and intelligent buildings services	189,410	2	142,057	—	—	142,057	—	75	—	—	—	Notes 10 and 14
Shanghai Taihua Electronic Technology Limited	Design of printed circuit board and related consultation service	51,233	2	51,233	—	—	51,233	(2,602)	100	(2,602)	13,716	—	Note 14
Su Zhou Precision Test Tech. Ltd.	Assembly processed of circuit board, design of printed circuit board and related consultation service	62,340	2	62,340	56,859	—	119,199	5,287	100	5,287	138,286	—	Notes 12 and 14
Shanghai Chief Telecom Co., Ltd.	Telecommunications and internet service	10,150	1	4,973	—	—	4,973	458	49	224	13,572	—	Note 14
International Integrated Systems Inc. (Shanghai)	Development and maintenance of information system	48,753	2	39,923	—	—	39,923	(3,971)	100	(3,971)	14,478	—	Notes 13 and 14

(Continued)

Investee	Accumulated Investment in Mainland China as of June 30, 2021	Investment Amounts Authorized by Investment Commission, MOEA	Upper Limit on Investment Stipulated by Investment Commission, MOEA
SENAO and its subsidiaries (Note 3)	$2,029,008	$2,239,005	$3,487,031
Chunghwa Telecom (China) Co., Ltd. (Note 4)	177,176	177,176	223,595,428
Jiangsu Zhenghua Information Technology Company, LLC (Note 4)	142,057	142,057	223,595,428
Chunghwa Precision Test Tech Co., Ltd and its subsidiaries (Note 5)	170,432	216,185	4,222,387
Shanghai Chief Telecom Co., Ltd. (Note 6)	4,973	4,973	2,008,344
IISI and its subsidiaries (Note 7)	39,923	39,923	676,854

Note 1:	Investments are divided into three categories as follows:

a.	Direct investment.
b.	Investments through a holding company registered in a third region.
c.	Others.

Note 2:	The amounts were calculated based on the investee’s reviewed financial statements.

Note 3:	Senao International Co., Ltd. and its subsidiaries were calculated based on the consolidated net assets value of Senao International Co., Ltd.

Note 4:	Chunghwa Telecom (China) Co., Ltd. and Jiangsu Zhenghua Information Technology Company, LLC were calculated based on the consolidated net assets value of Chunghwa Telecom Co., Ltd.

Note 5:	Chunghwa Precision Test Tech. Co., Ltd. and its subsidiaries were calculated based on the consolidated net assets value of Chunghwa Precision Test Tech. Co., Ltd

Note 6:	Shanghai Chief Telecom Co., Ltd. was calculated based on the consolidated net assets value of CHIEF Telecom Inc.

Note 7:	IISI and its subsidiaries were calculated based on the consolidated net assets value of IISI.

Note 8:	The liquidation of Senao Trading (Fujian) Co., Ltd. was completed in May 2019.

Note 9:	Senao International Trading (Shanghai) Co., Ltd. completed its liquidation in April 2021.

Note 10:	The liquidation of Jiangsu Zhenhua Information Technology Company, LLC. was completed in December 2018.

Note 11:	Chunghwa Telecom (China) Co., Ltd. was approved to end and dissolve its business in August 2020. The liquidation of Chunghwa Telecom (China) Co., Ltd. is still in process.

Note 12:

The difference between paid-in capital and cash invested of Su Zhou Precision Test Tech. Ltd. is due to the fact that the procedure of capital increase had not been completed as of June 30, 2021; however, the aforementioned procedure was completed in July 2021.

Note 13:	International Integrated Systems Inc. (Shanghai) was approved to end and dissolve its business in June 2021. The liquidation of International Integrated Systems Inc. (Shanghai) is still in process.

Note 14:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 9

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT TRANSACTIONS

SIX MONTHS ENDED JUNE 30, 2021

(Amounts in Thousands of New Taiwan Dollars)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
2021	0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	a	Accounts receivable	$53,579	—	—
					Accrued custodial receipts	69,730	—	—
					Accounts payable	844,043	—	—
					Amounts collected for others	144,721	—	—
					Revenues	1,972,565	—	2
					Operating costs and expenses	241,299	—	—
					Inventories	22,583	—	—
			CHIEF Telecom Inc.	a	Accounts receivable	60,284	—	—
					Revenues	238,903	—	—
			Chunghwa System Integration Co., Ltd.	a	Accounts payable	310,034	—	—
					Operating costs and expenses	576,366	—	1
					Inventories	83,739	—	—
			Chunghwa Telecom Global Inc.	a	Accounts payable	34,456	—	—
					Operating costs and expenses	147,146	—	—
			Donghwa Telecom Co., Ltd.	a	Accounts payable	134,886	—	—
					Operating costs and expenses	233,955	—	—
			Honghwa International Co., Ltd.	a	Accounts payable	672,268	—	—
					Accrued custodial receipts	4,995	—	—
					Operating costs and expenses	2,929,474	—	3
			CHT Security Co., Ltd.	a	Accounts payable	59,993	—	—
					Operating costs and expenses	116,672	—	—
					Inventories	39,257	—	—
			International Integrated Systems, Inc.	a	Accounts payable	22,155	—	—
					Operating costs and expenses	104,251	—	—
					Inventories	20,332	—	—
			Aval Technologies Co., Ltd.	a	Accounts payable	12,626	—	—
					Operating costs and expenses	244,982	—	—

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.

b.	Subsidiaries are numbered from “1”.

Note 2:	Related party transactions are divided into three categories as follows:

a.	The Company to subsidiaries.

b.	Subsidiaries to the Company.

c.	Subsidiaries to subsidiaries.

Note 3:

Transaction terms with the related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.

Note 4:

For assets and liabilities, amount is shown as a percentage to consolidated total assets as of June 30, 2021, while revenues, costs and expenses are shown as a percentage to consolidated revenues for the six months ended June 30, 2021.

Note 5:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 10

CHUNGHWA TELECOM CO., LTD.

INFORMATION OF MAJOR STOCKHOLDERS

JUNE 30, 2021

Name of Major Stockholders	Shares
	Number of Shares	Percentage of Ownership (%)
Ministry of Transportation and Communications	2,737,718,976	35.29
Shin Kong Life Insurance Co., Ltd.	488,964,184	6.30

Note:

This table presents information provided by the Taiwan Depository & Clearing Corporation on stockholders holding greater than 5% of Chunghwa’s dematerialized securities that have completed the process of registration and delivery by book-entry transfer as of the last business day for the current quarter.